Exhibit 99.1

TransAlta Corporation

Notice of Annual Meeting of Shareholders and Management Proxy Circular
Annual Meeting April 28, 2015

ANNUAL MEETING OF SHAREHOLDERS

Table of Contents

INVITATION TO SHAREHOLDERS		1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		2
GENERAL INFORMATION		3
ABOUT OUR SHAREHOLDER MEETING		4
HOW TO VOTE		6
A.	BUSINESS OF THE MEETING	8
1.	ELECTION OF DIRECTORS	8
2.	FINANCIAL STATEMENTS	22
3.	APPOINTMENT OF AUDITORS	22
4.	ADVISORY VOTE ON EXECUTIVE COMPENSATION	23
B.	GOVERNANCE	24
OUR GOVERNANCE PRACTICES		24
BOARD CHARACTERISTICS		28
REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES		33
REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES		35
REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES		37
C.	COMPENSATION	39
REPORT ON DIRECTOR COMPENSATION		39
REPORT ON EXECUTIVE COMPENSATION		43
COMPENSATION DISCUSSION AND ANALYSIS		47
COMPENSATION STRATEGY – FIXED AND VARIABLE COMPENSATION		50
SHAREHOLDER ALIGNMENT		54
ANNUAL COMPENSATION RISK REVIEW PROCESS		56
PERFORMANCE ANALYSIS		58
PAY DECISIONS OF THE HRC AND THE BOARD		60
2014 CEO PAY FOR PERFORMANCE ANALYSIS		61
2014 NEO AIC ANALYSIS		62
SUMMARY COMPENSATION TABLE		68
OTHER REQUIRED DISCLOSURE		69
DIRECTORS AND OFFICERS INSURANCE		76
DIRECTOR APPROVAL		76
APPENDIX “A” CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1		A-1
NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES		A-2
APPENDIX “B” TRANSALTA CORPORATION GENERAL GOVERNANCE GUIDELINES FOR THE BOARD		B-1

This document contains important information for shareholders.  Your participation is very important.  Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

TransAlta Corporation 2015 Management Proxy Circular

A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time, we make written or oral forward looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications.  All forward looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience, results and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology.  These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Management Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, ongoing objectives, strategies and outlook for 2015 and subsequent periods.  By their nature, these statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance to be materially different from that projected.  Factors that may adversely impact our forward looking statements include risks relating to: fluctuations in market prices, availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns, the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; our ability to conduct the repair and maintenance to our facilities, either directly or through a third party, in a timely and cost efficient manner; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; natural or man-made disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing and our ability to obtain such financing at competitive rates; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal proceedings involving the Company; reliance on key personnel; labour relations matters; and development projects and acquisitions.  Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than we have described or might not occur.

INVITATION TO SHAREHOLDERS

March 9, 2015

Dear Shareholder,

You are cordially invited to attend our 2015 Annual Meeting of Shareholders (the “Meeting”), which will take place on Tuesday, April 28, 2015 at 11:00 a.m. (local time) at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta.  At the Meeting, you will have the opportunity to hear about our performance in 2014 and management’s plans going forward.  You will also be introduced to our Board of Directors and management and will have the opportunity to ask questions following the presentation.

Attached are the Notice of Annual Meeting of Shareholders and the Management Proxy Circular.  The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to executive compensation as well as information on our governance practices.  Please take the time to review this circular and provide your vote on the business items to be considered at the Meeting.  Your vote and participation are very important.

If you are unable to attend the Meeting in person, you can vote by telephone, via the Internet or by completing and returning the enclosed proxy.  Please refer to the “Registered Shareholder Voting” section of the Management Proxy Circular for more information.

The Meeting will also be webcast at www.transalta.com.  We encourage you to visit our website at any time before the Meeting as it provides information about our company.

We look forward to seeing you at the Meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn L. Farrell President and Chief Executive Officer

NOTICE

In March 2014, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2014 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2014 Annual Report, when it became available in March 2015.  If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report.

Our 2014 Annual Report is available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Anyone wishing to receive a paper copy may obtain one free of charge by contacting TransAlta’s transfer agent, CST Trust Company, or by contacting our Investor Relations Department by phone at 403.267.2520 or toll free at 1.800.387.3598 or email at investor_relations@transalta.com.

CST Trust Company P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 Telephone: 1.800.387.0825 Online: www.canstockta.com

1	TransAlta Corporation 2015 Management Proxy Circular

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders of TransAlta Corporation (the “Meeting”) will be held on Tuesday, April 28, 2015 at 11:00 a.m. (local time) at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta to:

1.             elect the director nominees for the coming year;

2.             receive the audited financial statements of the Company for the year ended December 31, 2014 and the auditor’s report on the statements;

3.             appoint the auditors and authorize the directors to fix their remuneration;

4.             consider an advisory resolution on the Company’s approach to executive compensation; and

5.             consider such other matters as may properly come before the Meeting.

The Management Proxy Circular and the form of proxy (the “Proxy”) accompany this Notice.

By order of the Board of Directors of TransAlta Corporation

Maryse C. St.-Laurent
Vice-President Legal and Corporate Secretary
Calgary, Alberta
March 9, 2015

Only shareholders of record at the close of business on March 4, 2015 are entitled to receive notice and to vote at the Meeting or any adjournment.  Proxies must be returned to TransAlta Corporation’s Transfer Agent and Registrar, CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment.  Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in this Management Proxy Circular and the accompanying Proxy.  Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

TransAlta Corporation 2015 Management Proxy Circular	2

GENERAL INFORMATION

This Management Proxy Circular (“Proxy Circular”) is dated March 9, 2015, and furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors (the “Board”) for use at the Annual Meeting of Shareholders of the Company, or any adjournment thereof.

This Proxy Circular was provided to you because at the close of business on March 4, 2015, the record date set for the Meeting, you owned TransAlta common shares.  As a shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy.  If you are unable to attend the Meeting, you can listen to the webcast on our website at www.transalta.com/powering-investors/events-and-presentations.

To encourage your vote, you may be contacted by TransAlta employees by telephone, email, facsimile or in person, or by our proxy solicitation agent, Kingsdale Shareholder Services.  Solicitation will be made primarily by mail and the cost will be borne by the Company.  The cost of these services is estimated at approximately $49,000.  If you have any questions or require more information about voting your TransAlta common shares, please contact Kingsdale at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleshareholder.com.

We also reimburse brokerage houses and other agents, custodians, nominees and fiduciaries for the expense of forwarding this Proxy Circular to the beneficial owners of our common shares.

Unless stated otherwise, the information in this Proxy Circular is as of March 6, 2015, and all dollar amounts are expressed in Canadian dollars.

3	TransAlta Corporation 2015 Management Proxy Circular

ABOUT OUR SHAREHOLDER MEETING

Who can vote at the Meeting

If you held common shares at the close of business on March 4, 2015, you are entitled to attend the meeting or any adjournment and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 5, 2015, there were 276,990,304 common shares outstanding. Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding shares entitled to be voted at the Meeting.

We also have 12,000,000 Series A preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares and 6,600,000 Series G preferred shares issued and outstanding.  Our preferred shares trade under the symbols TA.PR.D, TA.PR.F, TA.PR.H, and TA.PR.J respectively, on the TSX.  The holders of our preferred shares do not have voting rights at this Meeting.

Principal shareholders

To the knowledge of our directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10 percent of our common shares.

Mailing and availability of Proxy Circular and Annual Report

Our 2015 Proxy Circular is being mailed (either physically or electronically) to all shareholders.  Our Annual Report is being mailed to registered shareholders, except those who asked not to receive it, and to beneficial shareholders who requested a copy.

If you are a registered shareholder and you i) do not want our Annual Report next year; or, ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package.

If you are a beneficial shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents as requested.  You will be asked again this year whether or not you wish to receive these documents for 2015.  If you would like to receive these documents, please fill out and return the Beneficial Shareholder Form included in this package.

You will find additional information regarding our business in our Annual Information Form as well as our audited consolidated financial statements and accompanying Management’s Discussion and Analysis for the year ended December 31, 2014.  Copies of these documents along with all of our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you prefer to receive a paper copy of our documents, free of charge, you may request them from:

Investor Relations

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta T2P 2M1

1.800.387.3598 (toll-free) North America

403.267.2520 Calgary / outside North America:

investor_relations@transalta.com

CST Trust Company P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 1.800.387.0825 (toll-free) North America 416.682.3860 Toronto / outside North America inquiries@canstockta.com

TransAlta Corporation 2015 Management Proxy Circular	4

Communicating with the Board

Our Board values open dialogue and welcomes advice from our shareholders.  Our Board also encourages shareholder participation at our annual meeting.  Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address, noting that it is to be directed to the Board:

Vice-President Legal and Corporate Secretary

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

Reporting Concerns

The Board, through the oversight of the Audit and Risk Committee (“ARC”), has established several options for employees, contractors, shareholders, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board.  The ARC may be contacted by:

•                  Confidential Email to the Ethics Help-Line at ethics_helpline@transalta.com; or

•                  Fax addressed to the Vice-President, Internal Audit at the confidential fax line 403-267-7985; or

•                  A confidential, anonymous voice mail on TransAlta Ethics Help-Line at 1-888-806-6646; or

•                  Mail addressed to:

Vice-President, Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the ARC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW c/o Box 1900 Station “M” Calgary, Alberta T2P 2M1

Shareholder Rights Plan

We have a shareholder rights plan.  It was originally put in place on October 13, 1992 in an agreement between CIBC Mellon and the Company.  According to the rules of the TSX, shareholders must confirm this plan every three years.  The Shareholder Rights Plan was last confirmed at our annual and special meeting of shareholders on April 23, 2013.  With respect to transition to CST Trust Company, the Shareholder Rights Plan provides that all the covenants and provisions of the Shareholder Rights Plan are binding on the successors and assigns.

Shareholder Proposals

As an eligible shareholder, if you wish to submit a proposal for our 2016 Annual Meeting of Shareholders, you must do so no later than December 10, 2015.  You must submit it to:

TransAlta Corporation

Attention:  Vice-President Legal and Corporate Secretary

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

5	TransAlta Corporation 2015 Management Proxy Circular

HOW TO VOTE

IF YOU ARE A REGISTERED SHAREHOLDER

You hold your shares in your name and you have a share certificate.  As a registered shareholder, you may:

Option 1.          Attend the meeting and vote in Person

If you wish to attend the meeting and vote in person, do not complete the proxy form.  Upon your arrival at the Meeting, please register with our Registrar and Transfer Agent, CST Trust Company.

You are welcome to attend the Meeting even if you have already submitted your voting instructions; however, you will not be able to vote again at the Meeting, unless you revoke your proxy as described below.

Option 2.          Appoint a Proxyholder

By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Please note that you can appoint anyone to be your proxyholder.  This person does not need to be a shareholder of TransAlta or the TransAlta representative named in the proxy form.  To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided.  Please indicate the way you wish to vote on each item of business.  Your proxyholder must vote your shares in accordance with your instructions at the Meeting.  If your proxyholder does not attend the Meeting, your shares will not be voted.  Your proxyholder will be required to register with our Transfer Agent upon arrival at the Meeting.

If you returned your signed proxy and did not appoint anyone to be your proxyholder, Dawn L. Farrell, President and Chief Executive Officer, and Gordon D. Giffin, Chair of the Board, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint Dawn L. Farrell and Gordon D. Giffin as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•             FOR electing each nominated director;

•             FOR re-appointing the auditors; and

•             FOR the advisory vote on our approach to executive compensation.

Option 3.          Vote by Proxy

If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail

•                  complete, date and sign the Proxy in accordance with the instructions included on the Proxy;

•                  return the completed Proxy in the envelope provided to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

By Telephone

•                  call 1-888-489-7352 from a touch-tone phone and follow the voice instructions;

•                  refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner;

•                  convey your voting instructions by use of touch-tone selections over the telephone.

By Internet

•                  access the website www.cstvotemyproxy.com and follow the instructions;

•                  refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner;

•                  convey your voting instructions electronically over the Internet.

Please note that your voting instructions must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment of the Meeting.  The time limit for

TransAlta Corporation 2015 Management Proxy Circular	6

the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Changing Your Vote

You can change a vote you made by proxy provided such change is received before 11:00 a.m. (Calgary time) on April 24, 2015 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•                                          submitting new voting instructions by completing a proxy form that is dated later than the proxy form previously submitted and mailing it to CST Trust Company, Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; OR

•                                          voting again by telephone or Internet.

You can revoke a vote you made by proxy by voting in person at the Meeting, provided you:

•                                          submitted by mail a notice of revocation executed by you or by your attorney, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized to 110 – 12th Avenue SW, Calgary, Alberta, T2P 2M1, Attention:  Vice-President Legal and Corporate Secretary.  Your notice of revocation must be received before the close of business (Calgary time) on April 24, 2015, or in the case of any adjournment, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•                                          gave a written notice of revocation executed by you or by your attorney to the Chair of the Meeting prior to the start of the Meeting, or any adjournment thereof.

IF YOU ARE A BENEFICIAL SHAREHOLDER

Your shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, a “Nominee”).  As the beneficial shareholder, you may:

Option 1.               Vote through your Nominee

If you wish to vote through your Nominee, follow the instructions on the request for voting instructions form provided by your intermediary.

Option 2.               Vote in person

If you wish to vote in person at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the request for voting instructions form.  Do not complete the voting section on the request for voting instructions form as your vote will be taken at the Meeting and return the request for voting instructions form to your intermediary in the envelope provided.

Please note that if you are a U.S. beneficial shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your request for voting instructions form to obtain a legal proxy.  Once you have received your legal proxy, you will need to submit and deliver it to the Company or its transfer agent, CST Trust Company, prior to the proxy deposit date in order to vote your shares in person.

Option 3.               Vote by telephone or the Internet

If you wish to vote by telephone or the Internet, follow the instructions for telephone and Internet voting on the request for voting instructions form.

Changing Your Vote

If you have voted through your intermediary and would like to change your mind and vote in person at the Meeting, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

VOTING RESULTS

Your vote is confidential. CST Trust Company, our transfer agent, counts the votes and will only show us a Proxy form if it is required by law, there is a proxy contest, or a shareholder has written comments on the Proxy form that are clearly intended for TransAlta’s management.

Questions? Contact our transfer agent CST Trust Company 1.800.387.0825 www.canstockta.com

7	TransAlta Corporation 2015 Management Proxy Circular

A. BUSINESS OF THE MEETING

WHAT THE MEETING WILL COVER

There are four items of business:

1.           ELECTION OF DIRECTORS

TransAlta’s Articles of Incorporation allow the Company to have not less than three and not more than 19 directors. Our Board considers annually the number of directors required in order to provide for effective decision making, staffing of Board committees and to address succession planning requirements.

Voting is conducted on an individual director basis and we have a majority voting policy.

Ten directors have been nominated and are standing for election to the Board.  Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed.  A skills and expertise matrix outlining the combined skills and experience of our director nominees is included on page 21 of this Proxy Circular.

Our Policy on Majority Voting

The Company’s majority voting policy provides that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  If for any reason the Board does not accept the resignation, it will promptly disclose its decision, including the reason for not accepting the resignation, in a press release.

Nominees

C. Kent Jespersen, Michael Kanovsky, Karen Maidment and Martha Piper have determined not to stand for re-election to the Board.  Management and the Board acknowledge with gratitude the valuable contributions of Messrs. Jespersen and Kanovsky and Mses.  Maidment and Piper during their tenure on the Board.  By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at ten.  The ten directors being nominated for election in 2015 are listed below.  Each director has agreed to serve as a director if elected.

William D. Anderson	Gordon D. Giffin
John P. Dielwart	P. Thomas Jenkins
Timothy W. Faithfull	Yakout Mansour
Dawn L. Farrell	Georgia R. Nelson
Alan J. Fohrer	Beverlee F. Park

The biographies of our ten nominees for election to the Board are listed in the following section.

TransAlta Corporation 2015 Management Proxy Circular	8

DIRECTOR NOMINEE INFORMATION

William D. Anderson (1) – Independent Director

Ontario, Canada	Areas of Expertise
Director Since 2003	Accounting, Finance & Tax			Technology / Research / Telecommunication
Age: 65
Expected Retirement: 2016
	Board/Committee Membership - 2014			Attendance	Attendance Total
	Board of Directors			5 of 6	83.3%
	Audit and Risk Committee			8 of 8	100%
	Governance and Environment Committee			5 of 5	100%
	Total			18 of 19	94.7%

Corporate Director.  Mr. Anderson has had a career as a business leader in Canada spanning over thirty years.  He was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, Chief Financial Officer (“CFO”) of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications).  As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being CEO of Bell Canada International Inc.  In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.  He was also in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years.

Mr. Anderson is a past director of BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc., Videotron Holdings plc. and Nordion Inc. (formerly MDS Inc.).

Mr. Anderson holds a bachelor in business administration from the University of Western Ontario (London, ON) and is a Fellow of the Institute of Chartered Accountants of Ontario and the Institute of Corporate Directors.

Mr. Anderson brings to the Corporation and the Board several years’ experience in accounting and financing as well as key leadership experience in helping corporations navigate change, integration and growth.

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share Units	Total	Market Value (2)
	2014	8,000	50,160	58,160	$611,843.83
	2013	8,000	44,033	52,033	$701,404.84
	2012	8,000	37,677	45,677	$690,636.24

	Minimum Shareholding Requirements as at December 31, 2014
	Requirement (3)			Requirement Met
	$235,992			Yes

	Value of Compensation Received
	Year			Total Compensation
	2014			$126,132
	2013			$147,054
	2012			$170,992

	Other Public Board Directorships
	Company			Board/Committee Appointments
	Gildan Activewear Inc.			Chair of the Board

	Sun Life Financial Inc.			Risk Review Audit & Conduct Review (Chair)

	Public Board Interlocks
	None

	Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	103,485,911	94.54%	5,972,620	5.46%	109,458,531

9	TransAlta Corporation 2015 Management Proxy Circular

John P. Dielwart (1) – Independent Director

Alberta, Canada	Areas of Expertise
Director Since 2014	Engineering and Technical			Risk Management / Insurance
Age: 62	Financial Services			Oil and Gas
Expected Retirement: 2024	Human Resources

	Board/Committee Membership – 2014(4)			Attendance	Attendance Total
	Board of Directors			1 of 1	100%
	Audit and Risk Committee			N/A	N/A
	Governance and Environment Committee			N/A	N/A
	Total			1 of 1	100%

Corporate Director.  Mr. Dielwart was formerly Chief Executive Officer of ARC Resources Ltd. which owns and operates oil and gas properties in Western Canada.  He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a market capitalization of approximately $10 billion.

After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. as Vice-Chairman. ARC Financial Corp. is Canada’s leading energy-focused private equity manager. Mr. Dielwart provides leadership support for the executive team in the areas of internal governance and investment decision-making. With his extensive background in creating, building and leading one of Canada’s most successful oil and gas companies, mentorship of ARC Financial employees as well as management of ARC’s investee companies is a primary responsibility. He is a member of ARC’s Investment and Strategy committees, and currently represents ARC on the board of Modern Resources Ltd. and Aspenleaf Energy Limited.

Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada.

Mr. Dielwart has a bachelor of science with distinction (civil engineering) degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a Past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP).

Mr. Dielwart brings to the Corporation and the Board several years’ experience in leadership, entrepreneurship and knowledge of the commodity, specifically oil and gas, markets in which we operate.

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share Units	Total	Market Value (2)
	2014	0	1,947	1,947	$20,480.22

Minimum Shareholding Requirements as at December 31, 2014
	Requirement (3)			Requirement Met
	$235,992			Mr. Dielwart was appointed to the Board on October 1, 2014 and is on track to meet the one-year and three-year requirements.

Value of Compensation Received
	Year			Total Compensation
	2014			$25,098

Other Public Board Directorships
	Company			Board/Committee Appointments
	ARC Resources Ltd.			Health, Safety and Environment (Chair) Risk

	Denbury Resources Inc.			Reserves & Health, Safety and Environmental Risk

	Tesco Corporation			Audit Compensation

Public Board Interlocks
None

Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	N/A	N/A	N/A	N/A	N/A

TransAlta Corporation 2015 Management Proxy Circular	10

Timothy W. Faithfull – Independent Director

London, U.K.	Areas of Expertise
Director Since 2003	Economics & Business			Oil & Gas
Age: 70	Human Resources			Strategy and Development
Expected Retirement: 2017	Marketing

	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			6 of 6	100%
	Human Resources Committee (Chair) Total			6 of 6 12 of 12	100% 100%

Corporate Director.  Mr. Faithfull is a 36[8]year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line in 2003, the first fully integrated oil sands mining and upgrading venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and CEO of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s largest refinery, and its oil products trading business in Asia Pacific.

In the UK he is a director and member of the Risk and Audit Committee of ICE Futures Europe and LIFFE Administration and Management, a leading global electronic exchange for energy, commodities, and financial futures, and of Shell Pension Trust Limited, where he chairs the Technical Committee. He is a past director of Enerflex Systems Income Fund, Canadian Pacific Railway, and AMEC plc.

During his time in Singapore, he was a director of DBS Bank and the Port of Singapore Authority.  He was a trustee of the main Singapore Arts/Theatre complex.  In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre. In the UK, he is Chairman of the trustees of Starehe UK, which supports schools for disadvantaged children in Nairobi, Kenya, and a trustee of Canada UK Colloquium, all non-public entities.  He serves on the Committee to Review Donations to the University of Oxford.

Mr. Faithfull holds a master of arts in philosophy, politics and economics from the University of Oxford, U.K.  He is a Distinguished Friend of the University of Oxford, and of the London Business School.

Mr. Faithfull brings to the Corporation and the Board many years’ experience of leadership in the oil and gas industry and, in particular, knowledge of large project development and commodity risk management.

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share Units	Total	Market Value (2)
	2014	9,688	63,641	73,329	$771,420.40
	2013	2,600	59,731	62,331	$840,221.88
	2012	2,600	49,130	51,730	$782,157.60

	Minimum Shareholding Requirements as at December 31, 2014
	Requirement (3)			Requirement Met
	$235,992			Yes

	Value of Compensation Received
	Year			Total Compensation
	2014			$140,502
	2013			$154,724
	2012			$175,492

	Other Public Board Directorships
	Company			Board/Committee Appointments
	Canadian Natural Resources Limited			Audit Health, Safety and Environment

	Public Board Interlocks
	Canadian Natural Resources Limited
	Gordon D. Giffin			Audit Nominating and Corporate Governance (Chair) Lead Director

	Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	104,122,599	95.13%	5,335,932	4.87%	109,458,531

11	TransAlta Corporation 2015 Management Proxy Circular

Dawn L. Farrell (1) – Non-Independent Director

	Areas of Expertise
Alberta, Canada
Director Since 2012	Communications			Mergers and Acquisitions
Age: 55	Construction			Mining
Expected Retirement: N/A	Economics & Business			Strategy and Development
	Electric Energy / Utility			Trading / Marketing

	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			6 of 6	100%
	Total			6 of 6	100%

President and Chief Executive Officer of TransAlta Corporation.  Mrs. Farrell became President and CEO of TransAlta Corporation on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 30 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. In 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of The Conference Board of Canada and the Canadian Council of Chief Executives.  Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

She holds a bachelor of commerce degree with a major in finance and a master’s degree in economics from the University of Calgary (Calgary, AB). Mrs. Farrell has also attended the Advanced Management Program at Harvard University (Cambridge, MA).

Mrs. Farrell, as the Corporation’s CEO, brings to the Board her intimate knowledge of the business and our industry.

	Securities Held as at March 4, 2015
	Year	Common Shares	Deferred Share Units	Restricted Share Units(5)	Total	Market Value (2)
	2014	133,894	34,536	107,930	276,360	$3,183,667.20
	2013	110,322	0	141,149	251,471	$3,264,093.58
	2012	89,950	0	35,666	125,616	$1,899,313.92

	Minimum Shareholding Requirements as at December 31, 2014

	Mrs. Farrell is subject to the requirements of the executive share ownership policy, requiring that she owns and holds four times her base salary, which she is on track to meet.

	Value of Compensation Received

	Mrs. Farrell as President and Chief Executive Officer of the Company is not compensated for her work on the Board.

	Other Public Board Directorships
	None

	Public Board Interlocks
	None

	Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld		Percentage	Total Votes Cast
	104,213,421	95.21%	5,245,110		4.79%	109,458,531

TransAlta Corporation 2015 Management Proxy Circular	12

Alan J. Fohrer – Independent Director

California, U.S.A.	Areas of Expertise
Director Since 2013
Age: 64	Accounting, Finance & Tax			Risk Management / Insurance
Expected Retirement: 2023	Electric Energy / Utility			Regulatory and Compliance
	Engineering and Technical			Strategy and Development
	Mergers and Acquisitions			Trading / Marketing

	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			6 of 6	100%
	Audit and Risk Committee			8 of 8	100%
	Governance and Environment Committee			5 of 5	100%

Corporate Director. Mr. Fohrer was Chairman and CEO of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) and one of the largest electric utilities in the United States. He was elected CEO in 2002 and Chairman in 2007.  In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities.  During his tenure at EME, Mr. Fohrer restructured a number of the international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President, Treasurer and Chief Financial Officer of both Edison and SCE from 1995 to 1999.  After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of PNM Resources, Inc., a publicly-held energy holding company, MWH Global, Inc., a privately-held global engineering and construction company focused on water and waste water projects, Osmose Utilities Services, Inc., a privately-held company providing services to utilities, Blue Shield of California, a non-profit health insurance provider, and Synagro, a waste management company.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, and Duratek, Inc., a publicly-held nuclear services company.  He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Centre Foundation.

Mr. Fohrer holds a master of science in civil engineering from the University of Southern California, Los Angeles, as well as a master of business administration from California State University in Los Angeles.

Mr. Fohrer brings to the Corporation and the Board experience in accounting, finance and our industry from both a regulated and deregulated market perspective.

	Total			19 of 19	100%

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share Units	Total	Market Value (2)
	2014	6,398	7,148	13,546	$142,504.03
	2013	6,398	0	6,398	$ 86,245.04

	Minimum Shareholding Requirements as at December 31, 2014
	Requirement (3)			Requirement Met
	$235,992			Mr. Fohrer was appointed to the Board on April 23, 2013, and has already met his one-year requirement. He is on track to meet the three-year requirement.

	Value of Compensation Received
	Year			Total Compensation
	2014			$121,632
	2013			$ 90,591

	Other Public Board Directorships
	Company			Board/Committee Appointments
	PNM Resources, Inc.			Audit and Ethics Compensation and Human Resources

	Public Board Interlocks
	None

	Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	104,447,906	95.42%	5,010,625	4.58%	109,458,531

13	TransAlta Corporation 2015 Management Proxy Circular

Ambassador Gordon D. Giffin (6) – Independent Director

	Areas of Expertise
Georgia, U.S.A.
Director Since 2002	Electric Energy / Utility			Regulatory and Compliance
Board Chair since 2011	Government / Public Administration			Oil and Gas
Age: 66	Legal
Expected Retirement: 2017
	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			6 of 6	100%
	Total			6 of 6	100%

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (law firm).  Ambassador Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions related to trade, energy and public policy.  He has been engaged in the practice of law or government service for more than 40 years.  He served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy from August 1997 to April 2001.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.

Ambassador Giffin has spent three decades as an attorney in the energy industry as an advisor, trying multiple energy regulatory cases before state and federal tribunals and courts, and handling transactions including mergers and acquisitions.  During a decade in public service, he was a senior attorney and advisor in the United States Senate where, among other matters, he worked on major energy public policy initiatives.  During his four years as United States Ambassador to Canada, he was CEO of a large government enterprise with in excess of a thousand people across Canada.  His substantive responsibilities included the entire array of policy matters in the Canada-U.S. context including energy policy.  He has substantial experience in dealing with issues at the intersection of industry and public policy.

Since leaving public office, he resumed his continental law practice and remains actively engaged in public policy initiatives and international affairs through membership in the Council on Foreign Relations and the Tri-Lateral Commission.

Ambassador Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).

Ambassador Giffin brings to the Corporation and the Board experience in law, regulatory and governmental affairs that will assist the Corporation as it addresses continuous change in environmental law and other compliance matters.

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (2)(7)
			Units
	2014	36,488	19,969	56,457	$601,127.60
	2013	21,900	18,731	40,631	$547,705.88
	2012	18,700	17,298	35,998	$544,289.76

	Minimum Shareholding Requirements as at December 31, 2014
	Requirement (3)			Requirement Met
	$235,992			Yes

	Value of Compensation Received
	Year			Total Compensation
	2014			$293,502
	2013			$301,882
	2012			$313,563

	Other Public Board Directorships
	Company			Board/Committee Appointments
	Canadian Imperial Bank of Commerce			Management Resources and Compensation

	Canadian National Railway Company			Audit Donations and Sponsorships Environment, Safety & Security Finance Human Resources and Compensation (Chair) Investment Committee of Pension Trust Funds Strategic Planning

	Canadian Natural Resources Limited			Lead Director Audit Nominating and Corporate Governance (Chair)

	Element Financial Corporation			Compensation and Corporate Governance

	Just Energy Group Inc.			Risk Human Resources

	Public Board Interlocks
	Canadian Natural Resources Limited
	Timothy W. Faithfull			Audit Health, Safety and Environment

	Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	99,930,498	91.30%	9,528,033	8.70%	109,458,531

TransAlta Corporation 2015 Management Proxy Circular	14

P. Thomas Jenkins (1) – Independent Director

Areas of Expertise
Alberta, Canada
Director Since 2014	Engineering and Technical			Strategy and Development
Age: 56	International Operations			Technology / Research / Telecommunications
Expected Retirement: 2029
	Board/Committee Membership - 2014(8)			Attendance	Attendance Total
	Board of Directors			1 of 1	100%
	Human Resources Committee			N/A	N/A
	Total			1 of 1	100%

Corporate Director.  Mr. Jenkins has been active for more than 30 years in innovation and economic development in both the private and public sectors.  He is currently the Chairman of the Board of Open Text Corporation, a multinational enterprise software firm.  He was recently appointed Chancellor of the University of Waterloo.  He has served as a director of Open Text Corporation since 1994 and its Chairman since 1998.  From 1994 to 2005, Mr. Jenkins was President and Chief Executive Officer, and then from 2005 to 2013, Executive Chairman and Chief Strategy Officer of Open Text Corporation.  Prior thereto, he was employed in technical and managerial capacities at a variety of technology companies.

Mr. Jenkins is also a director of the C.D. Howe Institute, and a director of the Canadian Council of Chief Executives.  Mr. Jenkins was also a member of the board of BMC Software, Inc., a software corporation based in Houston, Texas.

Mr. Jenkins received an M.B.A. from the Schulich School of Business at York University (Toronto, ON), an M.A.Sc. from the University of Toronto and a B.Eng. & Mgt. from McMaster University (Hamilton, ON). Mr. Jenkins received an honorary doctorate of laws from the University of Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada. He is a recipient of the 2009 Ontario Entrepreneur of the Year, the 2010 McMaster Engineering L. W. Shemilt Distinguished Alumni Award and the Schulich School of Business 2012 Outstanding Executive Leadership award. He is a Fellow of the Canadian Academy of Engineering. Mr. Jenkins was awarded the Canadian Forces Decoration and the Queen’s Diamond Jubilee Medal. Mr. Jenkins is an Officer of the Order of Canada.

Mr. Jenkins brings to the Corporation and the Board several years’ experience as an entrepreneur, innovator and leader in information technology which will assist the Corporation as it addresses both technological and innovative changes in the industry.

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share Units	Total	Market Value (2)
	2014	804,965	2,526	807,491	$8,494,800.51

Minimum Shareholding Requirements as at December 31, 2014
	Requirement (3)			Requirement Met
	$235,992			Yes

Value of Compensation Received
	Year			Total Compensation
	2014			$31,776.82

Other Public Board Directorships
	Company			Board/Committee Appointments
	Manulife Financial Corporation			Director
	Open Text Corporation			Chair of the Board

	Thomson Reuters Corporation			Audit

Public Board Interlocks
None

Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	N/A	N/A	N/A	N/A	N/A

15	TransAlta Corporation 2014 Management Proxy Circular

Yakout Mansour – Independent Director

	Areas of Expertise
California, U.S.A.
Director Since 2011	Electric Energy / Utility			Risk Management / Insurance
Age: 67	Engineering & Technical			Regulatory and Compliance
Expected Retirement: 2020	Government / Public Administration			Trading

	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors			6 of 6	100%
	Audit and Risk Committee			8 of 8	100%
	Total			14 of 14	100%

Corporate Director.  Mr. Mansour has over 40 years of experience as both a professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and CEO of the California Independent System Operator Corporation (“CAISO”) in 2011, a position he had held since 2005.  CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 billion annually. Under Mr. Mansour’s leadership, the California market structure was completely redesigned, and CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid.

A Professional Engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications.  He is recognized internationally in the field of Power Engineering and received several distinguished awards for his contributions to the industry.

In 2009, Mr. Mansour was named to the US Department of Energy Electricity Advisory Committee as a vice chair.  He also served on the various committees of the North American Electric Reliability Corporation and its predecessor organization, CEGRE, the Transmission Council of the Canadian Electric Association, and the Board of Directors of the Electric Power Research Institute.

Mr. Mansour holds a bachelor of science in electrical engineering from the University of Alexandria (Alexandria, Egypt) and a master of science from the University of Calgary (Calgary, AB).

Mr. Mansour brings to the Corporation and the Board decades of experience in our industry in generation, transmission and energy competitive markets in both a regulated and deregulated market environment.

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (2)
			Units
	2014	5,231	22,670	27,901	$293,525.89
	2013	5,231	14,595	19,826	$267,254.48
	2012	5,231	7,448	12,679	$191,706.48

	Minimum Shareholding Requirements as at December 31, 2014
	Requirement (3)			Requirement Met
	$235,992			Yes

	Value of Compensation Received
	Year			Total Compensation
	2014			$114,132
	2013			$123,724
	2012			$139,992

	Other Public Board Directorships
	None

	Public Board Interlocks
	None

	Voting Results of 2014 Annual and Special Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	104,339,381	95.32%	5,119,150	4.68%	109,458,531

TransAlta Corporation 2015 Management Proxy Circular	16

Georgia R. Nelson (9)  – Independent Director

Areas of Expertise
Illinois, U.S.A.
Director Since 2014	Construction	Human Resources
Age: 65	Electric Energy / Utility	Regulatory and Compliance
Expected Retirement: 2022	Engineering and Technical	Trading / Marketing

Board/Committee Membership(10)	Attendance	Attendance Total
Board of Directors	2 of 3	67%
Human Resources Committee	3 of 4	75%
Total	5 of 7	71%

Corporate Director.  Ms. Nelson is President and CEO of PTI Resources, LLC, an independent consulting firm established in 2005.  Ms. Nelson has had a 35-year career in the power generation industry, serving in various senior executive capacities for Edison International and its subsidiaries between 1971 and 2005. She was President of Midwest Generation Edison Mission Energy from 1999 to her retirement in 2005 and General Manager of EME Americas from 2002 to 2005. Her business responsibilities included management of regulated and unregulated power operations and a large energy trading subsidiary as well as the construction and operation of power generation projects in the United States, Puerto Rico, the United Kingdom, Turkey, Thailand, Indonesia, Australia and Italy.  Ms. Nelson has extensive experience in international business negotiations, environmental policy matters and human resources.

Ms. Nelson is a director of CH2MHILL Corporation, a privately-held company.  Ms. Nelson is a past director of Nicor, Inc.

Ms. Nelson is a member of the Executive Committee of the National Coal Council since 2000 and served as Chair from 2006-2008. She serves on the advisory committee of the Center for Executive Women at Northwestern University and is a frequent lecturer at Northwestern University’s Kellogg School of Management on topics related to leadership and governance. Ms. Nelson was named to the 2012 National Association of Corporate Directors (“NACO”) Directorship 100.  She is an NACO Board Fellow.

Ms. Nelson holds a bachelor of science from Pepperdine University (Malibu, CA) and a master of business administration from the University of Southern California, Los Angeles.

Ms. Nelson brings to the Corporation and the Board specialized knowledge in the coal and mining industry as well as human resources management.

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value (3)
2014	0	4,896	4,896	$51,506.31

Minimum Shareholding Requirements as at December 31, 2014
Requirement	Requirement Met
$235,992	Ms. Nelson has until April 29, 2015 to meet her one-year requirement. Ms. Nelson is on track to meet her one-year and three-year requirements.

Value of Compensation Received
Year	Total Compensation
2014	$69,526

Other Public Board Directorships
Company	Board/Committee Appointments
Ball Corporation	Human Resources Nominating / Corporate Governance

Cummins, Inc.	Audit Compensation, Governance and Nominating

Sims Metal Management Ltd.	Safety, Health, Environment & Community Remuneration

Public Board Interlocks
None

Voting Results of 2014 Annual and Special Meeting
Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
104,322,664	95.31%	5,135,867	4.69%	109,458,531

17	TransAlta Corporation 2015 Management Proxy Circular

Beverlee F. Park (1) – Independent Director

British Columbia, Canada	Areas of Expertise
New nominee to the Board	Accounting, Finance & Tax	Mining
Age: 52	Electric Energy / Utility	Risk Management / Insurance
Expected Retirement: 2030	Human Resources	Regulatory and Compliance

Board/Committee Membership	Attendance	Attendance Total
N/A

Ms. Park is a new nominee to the Board

Corporate Director.  Ms. Park is a senior executive with management and board experience in a range of industries, including forest products, shipping, mining, transportation, real estate, and electricity transmission.  Ms. Park spent seventeen years of her career with TimberWest Forest Corp. where she was most recently Chief Operations Officer.  Over that time, she also held the roles of Interim Chief Executive Officer, President of the real estate division (Couverdon Real Estate) and Executive Vice President and Chief Financial Officer.

Having provided strong leadership at the Board, Chief Executive Officer, Chief Operations Officer and Chief Financial Officer level in publicly-traded, private and Crown corporations, Ms. Park has a breadth of experience in an array of operating environments and domestic and offshore markets with specific experience leading shareholder value creation, long term strategic repositioning, operational excellence, risk management, regulatory issues, restructuring and acquisitions and divestitures.

Ms. Park is currently a director of Teekay LNG Partners, a public company, where she chairs the Audit Committee.  Teekay LNG Partners is one the world’s largest independent owners of LNG and LPG carriers.  She is also a director of Silver Standard Resources Inc., a public mining company, focused on the operation, development, exploration and acquisition of precious metals projects in North and South America.  In addition, she is a director of InTransit BC. Ms. Park was previously a director of the BC Transmission Corporation, where she chaired the Audit Committee.

Ms. Park holds a bachelor of commerce with distinction from McGill University (Montreal, QB), an MBA from the Simon Fraser University Executive program and is a Chartered Accountant.  She is also a Fellow of the Institute of Chartered Accountants of British Columbia.

Ms. Park brings to the Corporation and to the Board 30 years’ experience in financial and accounting as well as leadership experience in organizational change.

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value (3)
N/A

Ms. Park is a new nominee to the Board

Minimum Shareholding Requirements as at December 31, 2014
Requirement	Requirement Met
N/A	N/A

Ms. Park is a new nominee to the Board

Value of Compensation Received
Year	Total Compensation
N/A	N/A

Ms. Park is a new nominee to the Board

Other Public Board Directorships
Company	Board/Committee Appointments
Silver Standard Resources	Audit Safety and Sustainability

Teekay LNG Partners	Audit (Chair) Governance

Public Board Interlocks
None

Voting Results of 2014 Annual and Special Meeting
Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
N/A	N/A	N/A	N/A	N/A

TransAlta Corporation 2015 Management Proxy Circular	18

Notes:

(1)	The following nominee directors are Canadian residents: William D. Anderson, John P. Dielwart, Dawn L. Farrell, P. Thomas Jenkins and Beverlee F. Park.
(2)

The 2012 market value is based on the closing price on December 31, 2012 of $15.12, the 2013 market value is based on the closing price on December 31, 2013 of $13.48, and the 2014 market value is based on the closing price on December 31, 2014 of $10.52. For Mrs. Farrell, the value of her holdings is based on the closing price of a TransAlta common share on March 4, 2015 of $11.52.

(3)

The three year minimum shareholding requirement is calculated by multiplying the yearly 3,200 common shares or Deferred Share Units by three, then multiplying that number by the closing price of a TransAlta common share on December 31, 2014, being $10.52, and multiplying the director annual retainer fee of $45,000 by three, for a total of $235,992.

(4)	Mr. Dielwart was appointed to the Board on October 1, 2014. On January 23, 2015 he was appointed to the Audit and Risk Committee and Governance and Environment Committee.
(5)	The Restricted Share Unit Plan is discussed in further detail in the Compensation Discussion and Analysis section of the Proxy Circular under the heading “Medium-Term Incentive Plan – (“MTIP”)”.
(6)

Mr. Giffin was a director of AbitibiBowater Inc. (“Abitibi”) from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with the Superior Court of Quebec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

(7)

Mr. Giffin’s shareholdings include 7,500 common shares of TransAlta Renewables Inc., a public subsidiary of the Corporation. The closing price for a TransAlta Renewables Inc. common share on December 31, 2014 was $11.48.

(8)	Mr. Jenkins was appointed to the Board on October 1, 2014. On January 23, 2015 he was appointed to the Human Resources Committee.
(9)

Ms. Nelson was a director of Tower International (“Tower”) from 2000 to 2007. In February 2005, Tower began a voluntarily reorganization under Chapter 11 of the United States Bankruptcy Code. In July 2007, Tower completed the sale of substantially all of its assets to Tower Automotive, LLC, an affiliate of Cerberus Capital Management, L.P., and emerged from bankruptcy court protection.

(10)

Ms. Nelson was elected a director on April 29, 2014.  She could not attend a Human Resources Committee meeting and a Board meeting due to conflicting schedule commitments, which she made the Board aware of prior to joining as a director.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the election of these nominees as directors.

Board Committees and Membership in 2014

√ - Member ▓ - Designated Audit Committee Financial Expert	Committees (Number of Members)

	Audit and Risk Committee (“ARC”)	Governance and Environment Committee (“GEC”)	Human Resources Committee (“HRC”)
	(4)	(4)	(4)
Independent Outside Directors
William D. Anderson ▓	√	√
John P. Dielwart(1)
Timothy W. Faithfull			Chair
Alan J. Fohrer	√	√
Gordon D. Giffin (Board Chair)(2)
P. Thomas Jenkins(3)
C. Kent Jespersen			√
Michael M. Kanovsky		Chair
Gordon S. Lackenbauer(4)		√	√
Karen E. Maidment ▓	Chair
Yakout Mansour	√
Georgia R. Nelson			√
Martha C. Piper		√	√
Management Director – Not Independent
Dawn L. Farrell(5)

Notes:

(1)                                        Mr. Dielwart was appointed to the ARC and GEC on January 23, 2015.

(2)                                        Mr. Giffin is the Chair of the Board and attends committee meetings, but is not a member of any committee.

(3)                                        Mr. Jenkins was appointed to the HRC on January 23, 2015.

(4)                                        Mr. Lackenbauer retired from the Board on April 29, 2014.

(5)                                        Mrs. Farrell is the President and CEO of TransAlta and as such is not a member of any committee.

19	TransAlta Corporation 2015 Management Proxy Circular

Director Meeting Attendance in 2014

Directors are expected to attend all regularly scheduled meetings of the Board and its committees.  Aggregate attendance for our directors in 2014 is 97%.  The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Director Nominee Information”.

Committee Meetings
Name	Board Meetings (6 Meetings)	ARC (8 Meetings)	GEC (5 Meetings)	HRC (6 Meetings)	Total Attendance
Anderson	5 of 6	8 of 8	5 of 5	-	18 of 19 (95%)
Dielwart(1)	1 of 1	-	-	-	1 of 1 (100%)
Faithfull	6 of 6	-	-	6 of 6	12 of 12 (100%)
Farrell(2)	6 of 6	-	-	-	6 of 6 (100%)
Fohrer	6 of 6	8 of 8	5 of 5	-	19 of 19 (100%)
Giffin(3)	6 of 6	-	-	-	6 of 6 (100%)
Jenkins(4)	1 of 1	-	-	-	1 of 1 (100%)
Jespersen	6 of 6	-	-	5 of 6	11 of 12 (92%)
Kanovsky	6 of 6	-	5 of 5	-	11 of 11 (100%)
Lackenbauer(5)	4 of 4	-	3 of 3	3 of 3	10 of 10 (100%)
Maidment	6 of 6	8 of 8	-	-	14 of 14 (100%)
Mansour	6 of 6	8 of 8	-	-	14 of 14 (100%)
Nelson(6)	2 of 3	-	-	3 of 4	5 of 7 (71%)
Piper	6 of 6	-	5 of 5	6 of 6	17 of 17 (100%)
Total	67 of 69	32 of 32	23 of 23	23 of 25	145 of 149 (97%)

Notes:

(1)     Mr. Dielwart was appointed to the Board on October 1, 2014.  Mr. Dielwart was appointed to the ARC and GEC on January 23, 2015.  He attended the ARC, GEC and HRC meetings on October 29, 2014, by invitation of the Chairs of the respective committees.

(2)     Mrs. Farrell is not a member of any standing committee of the Board, however she attends committee meetings (excluding the in camera portion of the meeting).  As Mrs. Farrell is not a member of the committee, her attendance is not recorded.

(3)     Mr. Giffin is not a member of any standing committee of the Board; however as Chair of the Board he attends committee meetings.  Mr. Giffin does not receive compensation for his attendance at committee meetings.

(4)     Mr. Jenkins was appointed to the Board on September 1, 2014.  Mr. Jenkins was appointed to the GEC on January 23, 2015.  He attended the ARC, GEC and HRC meetings on October 29, 2014, by invitation of the Chairs of the respective committees.

(5)     Mr. Lackenbauer retired from the Board on April 29, 2014.

(6)     Ms. Nelson was elected to the Board on April 29, 2014.  Following her election, Ms. Nelson was appointed to HRC.  She attended the GEC and HRC meetings on April 28, 2014 by invitation of the Chairs of the respective committees.  Ms. Nelson could not attend an HRC meeting and Board meeting due to conflicting schedule commitments, which she made the Board aware of prior to joining as a director.

Inter-locking Directorships

The following table indicates which directors serve on the same boards and committees of another reporting issuer.  The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Company’s Board.  We have no inter-locking relationships between compensation committee members and our CEO.

Company	Director	Committee Memberships
Canadian Natural Resources Limited	Gordon D. Giffin	Audit, Nominating and Corporate Governance (Chair)
	Timothy W. Faithfull	Audit, Health, Safety and Environment

TransAlta Corporation 2015 Management Proxy Circular	20

Board Tenure

In order to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a mandatory retirement age of 72 and a maximum tenure of 15 years, whichever comes first, for all non-management directors.

The average tenure for our director nominees is 4.9 years.

Skills Matrix

We maintain a skills matrix where directors indicate whether they have expertise and professional background in areas we think are essential for TransAlta.  The table below lists the areas of expertise presented within our Board.

	Anderson	Dielwart	Faithfull	Farrell	Fohrer	Giffin	Jenkins	Mansour	Nelson	Park	Summary
Skill Experience and Expertise
Communications				√							1
Construction				√	√				√		3
Electric Energy / Utility				√	√	√		√	√	√	6
Financial Services / Investment Banking		√									1
Government						√		√			2
Mergers and Acquisitions	√			√	√	√	√		√	√	7
Mining				√						√	2
Oil & Gas		√	√			√					3
Regulatory / Compliance					√	√		√	√	√	5
Technology / Research / Telecommunication	√						√				2
Trading/Marketing				√	√			√	√		4
Strategy and Development	√	√	√	√	√	√	√		√	√	9
Professional Background
Accounting, Finance & Tax	√				√					√	3
Economics / Business			√	√	√						3
Engineering & Technical		√			√		√	√	√		5
Government Affairs, Public Administration						√					1
Human Resources / Executive Compensation		√	√			√	√		√	√	6
Legal						√					1
Marketing			√	√							2
Risk Management / Insurance					√			√		√	3
Management Role
Active CEO				√							1
Recent CEO (last five years)		√			√			√	√		4
Recent CFO / Senior Executive (last five years)					√					√	2
Professional Role/Advisor	√				√	√	√				4

21	TransAlta Corporation 2015 Management Proxy Circular

2.             FINANCIAL STATEMENTS

You will receive the Company’s 2014 audited consolidated financial statements, the auditors’ report and the related Management’s Discussion and Analysis.  Copies will also be available at the Meeting.  In addition, the full text of the 2014 Annual Report in either English or French is available on our website at www.transalta.com/powering-investors/financial-and-annual reports, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.             APPOINTMENT OF AUDITORS

You will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of shareholders of the Company at remuneration to be fixed by the Board.  Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2014 and December 31, 2013, Ernst & Young LLP and its affiliates were paid $3,587,987 and $3,384,692 respectively, as detailed below:

Ernst & Young LLP
Year Ended December 31	2014	2013
Audit Fees	$2,973,020	$2,931,297
Audit-related fees	586,900	409,950
Tax fees	28,067	43,445
All other fees	0	0
Total	$3,587,987	$3,384,692

No other audit firms provided audit services in 2014 or 2013.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of our annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of our financial statements and other documents.  Total audit fees for 2014 include payments related to 2013 in the amount of $1,369,460.  Total audit fees for 2013 include payments related to 2012 in the amount of $1,732,667.

Audit-Related Fees

The audit-related fees in 2014 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, debt issuances and miscellaneous accounting advice provided to the Corporation. The audit-related fees in 2013 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common share issuances, debt issuances and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The tax fees for 2014 and 2013 relate to various tax related matters in our domestic and foreign operations.

All Other Fees

Nil.

TransAlta Corporation 2015 Management Proxy Circular	22

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy (the “Policy”) that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).  The Policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company.

4.             ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, you will be asked to consider and approve, on an advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular.  A detailed discussion of our executive compensation program follows in our Compensation Discussion and Analysis (“CD&A”).  The Board, through the HRC, has fully directed and formally reviewed the contents of the CD&A provided in this Proxy Circular and has unanimously approved it as part of its report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2015 annual meeting of shareholders of the Company”.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the HRC, will consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the advisory resolution on executive compensation.

OTHER BUSINESS

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting.

23	TransAlta Corporation 2015 Management Proxy Circular

B. GOVERNANCE

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions, and serve as a foundation for our commitment to you, our shareholders and other stakeholders, of representing your interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board.

OUR GOVERNANCE PRACTICES

TransAlta is listed on the TSX (“TA”) and the NYSE (“TAC”) and is subject to the governance regulations, rules and standards applicable under both exchanges.  Our corporate governance practices meet the governance rules of the TSX and Canadian Securities Administrators:

•                  Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings

•                  Multilateral Instrument 52-110, Audit Committees

•                  National Policy 58-201, Corporate Governance Guidelines

•                  National Instrument 58-101, Disclosure of Corporate Governance Practices

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements.  The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers.  If such differences exist, they are disclosed annually in this Proxy Circular under the heading “New York Stock Exchange — Significant Differences in Corporate Governance Practices”.  They can also be found on our website at http://www.transalta.com/Aboutus/ CorporateGovernance/GovernanceGuidelines.

Our corporate governance practices also comply with applicable requirements enacted under U.S. Securities and Exchange Commission rules initiated under Sarbanes-Oxley.

Our governance practices also incorporate best practices, including a number of those recommended by the Canadian Coalition for Good Governance (“CCGG”).

The key elements of TransAlta’s governance practices are:

•                  Employees, management and the Board are committed to ethical business conduct, integrity and honesty;

•                  The Company has established key policies and standards to provide a framework for how we conduct our business;

•                  All directors including the Chair of our Board, other than our CEO, are independent;

•                  The Board comprises individuals with a mix of skills, knowledge and experience which are critical for our business and our strategy;

•                  The effectiveness of the Board is achieved through annual evaluations and continuing education of our directors; and

•                  Our management and Board facilitate and foster an open dialogue with shareholders and community stakeholders.

OUR ETHICAL COMMITMENT

CODES OF CONDUCT

One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a basic element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•                 Corporate Code of Conduct which applies to all employees and officers of TransAlta and its subsidiaries;

All employees, officers and directors must confirm annually their compliance with the codes of conduct.
• Directors’ Code of Conduct;
• Finance Code of Ethics which applies to all financial employees of the Company; and
• Energy Trading Code of Conduct which applies to all of our employees engaged in energy marketing.

TransAlta Corporation 2015 Management Proxy Circular	24

Our codes of conduct outline the standards and expectations we have for our employees, officers and directors with respect to the protection and proper use of our assets.  The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct.  Our Corporate Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principal business practices with which all employees must comply.

Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct.  This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year.  The GEC receives an annual report on this sign-off process.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, traders and financial employees are available on our website at www.transalta.com/about-us/governance, and our Corporate Code of Conduct and Directors’ Code of Conduct have been filed on SEDAR at www.sedar.com.

HANDLING CONFLICTS OF INTEREST

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interest of the Company.  Our policies provide that each director and executive officer must comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board.  In addition, the declaring director and executive officer may be requested to recuse himself or herself from the meeting when such matter is being discussed.

INSIDER TRADING

We have an insider trading policy (“Insider Trading Policy”) and reporting guidelines which places restrictions on insiders and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company.  Our Policy, which meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law, includes the following measures:

•                  establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed.  These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors designated as insiders.  The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•                  publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all insiders of their obligations;

•                  establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

•                  requiring all insiders to pre-clear transactions.

WHISTLEBLOWER PROCEDURES

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.  Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, shareholders and other stakeholders the ability to report ethical violations or any other matters they wish to bring to the attention of our Board.  All submissions can be made directly to the Chair of the ARC by identifying the submission with “subject matter 003”.  Submissions can also be made anonymously and may be made using our toll-free number.  The Chair of the ARC is advised of all complaints received.  All complaints are investigated and the ARC receives a report at

25	TransAlta Corporation 2015 Management Proxy Circular

every scheduled committee meeting on all findings.  If the findings are urgent, they will be reported to the Chair of the Board immediately.

THE BOARD’S MANDATE

THE GENERAL GOVERNANCE GUIDELINES

Our Board is responsible for stewardship and establishing our key policies and standards, including policies for the assessment and management of our risks.  The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us meet our corporate governance responsibilities.  These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties.  We believe that these practices benefit all stakeholders and form the building blocks for long-term success.  These guidelines are reviewed annually by the GEC and the Board to ensure they reflect the most appropriate governance standards for our Company.  Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/about-us/governance/governance-guidelines.

BOARD RELATIONSHIPS WITH MANAGEMENT

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

TERMS OF REFERENCE FOR THE CHAIR OF THE BOARD

The Board has also adopted terms of reference for the Chair setting out his responsibilities and duties.  The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs.  To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions, establishes the frequency of board meetings, coordinates, in conjunction with the CEO and the Corporate Secretary, the agenda for the Board and shareholder meetings, and works closely with each committee chair to ensure that each of the committees’ functions are carried out.  In addition to his role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters.  A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/about-us/governance/board-committees.

COMMITTEE CHARTERS AND COMMITTEE CHAIR POSITION DESCRIPTIONS

The Board has delegated various responsibilities to three standing committees: Audit and Risk, Governance and Environment and Human Resources.  The chair of each committee, who is guided by a mandate, is responsible for the organization of the committee and fulfillment of its mandate.  The committee charters along with the individual committee chair position description are on our website at www.transalta.com/about-us/governance/board-committees.

Please see each committee report in this Proxy Circular for an overview of their principal functions during 2014.

CEO POSITION DESCRIPTION

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board.  A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

The Board considers the responsibilities set out in our General Governance Guidelines, each of the committee charters, including the committee chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.

TransAlta Corporation 2015 Management Proxy Circular	26

STRATEGIC PLANNING

The Board also has oversight of our strategic planning process and monitors management’s performance in executing on our strategy and meeting the objectives of our strategic plan.  The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan.  The Board also receives updates on our strategic plan at each regular Board meeting and receives regular updates from our CEO on key matters.

RISK MANAGEMENT

The Board is responsible for overseeing risk and the risk assessment process, including:

•                  making sure we identify our principal risks and assess those risks annually taking into consideration our risk appetite and any potential change due to changes in our business or the marketplace;

•                  monitoring our risk management programs through the work of the committees, which report to the Board; and

•                  ensuring that management has put in place systems to mitigate the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive enterprise risk management system that evaluates the risks from each of our major businesses.  This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The ARC receives an update on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting.  The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks.  Both the ARC and HRC report to the Board following their respective meetings.  The Board receives an annual comprehensive review of the Company’s risk assessment.

INTERNAL CONTROLS

The Board, through the ARC, obtains confirmation from management and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the ARC is responsible for overseeing our internal audit function and our Vice-President, Internal Audit, has a direct reporting relationship to the Chair of the ARC.

The ARC meets regularly with internal auditors without management present to review financial reporting matters.

MEETING WITHOUT MANAGEMENT OR NON-INDEPENDENT DIRECTORS

After each in-person meeting, as a regular item on each Board and committee agenda, the independent directors hold in camera sessions at which non-independent directors and members of management are not in attendance.  In 2014, the Board held in camera sessions of independent directors at the end of all regularly scheduled meetings of the Board.  The Board held 6 such in camera sessions in 2014.  Each of the standing committees of the Board also held regularly scheduled in camera sessions at the end of each meeting.  In 2014, the ARC held 8, the HRC held 6, and the GEC held 5 in camera sessions.

SUCCESSION PLANNING

The Board is responsible for the appointment of our CEO and other members of senior management.  It has delegated to the HRC the responsibility for reviewing our organizational structure, our policies and procedures relating to employment, succession planning and compensation.

Our management succession planning process includes identification of high potential employees who may be ten, five and three years out from being ready for the next role.  Included in this analysis is a review of skills, talent management and development needs.  If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role.  High potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level.  The HRC is responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

27	TransAlta Corporation 2015 Management Proxy Circular

BOARD CHARACTERISTICS

INDEPENDENCE OF DIRECTORS

The independence of our directors is determined annually by the Board at the recommendation of the GEC. The GEC uses the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and Multilateral Instrument 52-110, Audit Committees. This independence criterion also conforms to the applicable rules of the Securities and Exchange Commission in the United States, the NYSE and those set out in Sarbanes-Oxley. This criterion is also utilized to assess the independence of any new director appointed or nominated to the Board.

90% of our Board nominees are independent. Our Board committees are made up of independent directors.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta.  The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.  The information required to make this determination is collected through the review of biographical material and questionnaires completed by the directors annually or prior to their appointment.  In determining if the director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.  For further information with respect to each director, see “Business of the Meeting - What the Meeting will Cover - Election of Directors - Director Nominee Information” in this Proxy Circular.

The committees of the Board are made up of independent directors.

Our independent directors do not receive remuneration from us in excess of their director retainer, meeting and travel fees and none of the directors (with the exception of Mrs. Dawn L. Farrell, our President and CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.  The Board affirmatively determined that nine out of the ten nominated directors are independent.

Directors Who Are Not Independent

Mrs. Dawn L. Farrell, President and CEO of the Company and a director of the Company, is not independent.

Board Chair Independence

The Chair of the Board, Mr. Gordon D. Giffin, is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.  The Board has adopted guidelines which provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.  The renewal of Mr. Giffin’s additional three-year term took effect in 2014 and will expire in 2017 following the annual meeting of shareholders.

DIVERSITY

At TransAlta, diversity is a principle which is supported both by our Board and senior management.  Earlier this year, the Board adopted a Board and Workplace Diversity Policy which recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages.

Our Board is currently comprised of four female directors (31%) and nine male directors (69%).  Following the Meeting, assuming all of our director nominees are elected, our Board will be comprised of three female directors (30%) and seven male directors (70%).  With respect to executive officer positions, we have three women (38%) and five men (62%).  Women comprise 23% of our total workforce.

TransAlta Corporation 2015 Management Proxy Circular	28

We have not adopted targets (as defined in National Instrument 58-101, Disclosure of Corporate Governance Practices) regarding women on our Board and in senior management positions.  TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions.  We believe that diversity enhances both the quality and effectiveness of our performance and is an important aspect to effective corporate governance.  Our Board and GEC are committed to increasing the representation of women on the Board as turnover occurs, taking into account the skills, background and knowledge desired at that particular time to fulfill the Board’s mix of skills and experience.

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations in order to enhance our pipeline of talent available for succession.  Based on these commitments, we have determined, at this time, that establishing targets would not be effective in ensuring that our Board and senior management are comprised of a greater number of individuals with diverse backgrounds and attributes. Our current level of women on the Board and in executive management positions is at the recommended goal of 30% by the Government of Canada’s Advisory Council to promote women on boards.  Our policy is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity.

ATTENDANCE

We expect directors to attend all regularly scheduled Board and committee meetings.  As well, we expect our directors to attend our Company’s annual meeting of shareholders.  In addition, should special meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

OTHER DIRECTORSHIPS

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Anderson, W.D.	Gildan Activewear Inc.	TSX/NYSE	Chair of the Board
	Sun Life Financial Inc.	TSX/NYSE	Risk Review, Audit and Conduct Review (Chair)
Dielwart, J.P.	ARC Resources Ltd.	TSX	Health, Safety and Environment (Chair), Risk
	Denbury Resources Inc.	NYSE	Reserves and HSE, Risk
	Tesco Corporation	NASDAQ	Audit, Compensation
Faithfull, T.W.	Canadian Natural Resources Limited	TSX/NYSE	Audit, Health, Safety and Environment
Farrell, D.L.	None
Fohrer, A. J.	PNM Resources, Inc.	NYSE	Audit and Ethics, Compensation and Human Resources
Giffin, G.D.	Canadian Imperial Bank of Commerce	TSX/NYSE	Management Resources and Compensation
	Canadian National Railway Company	TSX/NYSE	Audit, Finance, Donations and Sponsorships, Environment, Safety and Security, Human Resources and Compensation (Chair), Strategic Planning, Investment Committee of Pension Trust Funds
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Nominating and Corporate Governance (Chair)
	Element Financial Corporation	TSX	Compensation and Corporate Governance
	Just Energy Group Inc.	TSX	Risk, Human Resources
Jenkins, P. T.	Manulife Financial Company Open Text Corporation Thomson Reuters	TSX/NYSE TSX/NASDAQ TSX/NYSE	Director Chairman of the Board of Directors Audit
Mansour, Y.	None
Nelson, G.R.	Ball Corporation	NYSE	Human Resources, Nominating / Corporate Governance
	Cummins, Inc.	NYSE	Audit, Compensation, Governance and Nominating
	Sims Metals Management Ltd.	ASX	Safety, Health, Environment & Community, Remuneration
Park, B.F.	Silver Standard Resources	TSX/NASDAQ	Audit, Safety and Sustainability
	Teekay LNG Partners	NYSE	Audit (Chair), Governance

THE BOARD EXPERTISE

ORIENTATION AND CONTINUING EDUCATION

Orientation

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  Individual meetings are also scheduled with directors in order that an incoming director may familiarize himself or herself with the demands of the role and the expectations of both the Board and management.  Once a new director joins the Board, they are provided with an orientation and education program that includes:

•      A director’s manual containing written information about the directors’ duties and obligations, the Board, each

29	TransAlta Corporation 2015 Management Proxy Circular

committee (including the charter for each committee), the code of business conduct, our Insider Trading Policy, and a summary of our business and operations;

•      Access to materials and minutes from recent Board and committee meetings;

•      Discussions with each member of the senior management team to receive an orientation on TransAlta’s operations, generation technology, business development, legal, finance, investor relations, and human resource capital, to provide new directors with an overall review of our business and capital structure; and

•      At the beginning of the term, participation in all committee meetings to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

Continuing Education

Our continuing education for directors includes the following:

•      Presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to acquaint directors with TransAlta’s operations, operational staff and the communities in which we operate;

•      Professional development courses.  For instance, our Board subscribes to the Institute of Corporate Directors, an organization which promotes the continuing education of directors;

•      Online secure site where management can post updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

•      Presentations by management of TransAlta to provide directors information pertinent to our business; and

•      Information sessions on topics suggested by directors.  The GEC sets a schedule for speakers and/or presentations from internal or external sources.

In 2014, our directors received presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
April 28, 2014	New Technology – Solar/Storage	Aaron Fyke, Edisun Heliostats	All Directors
July 22, 2014	US Market Overview	Larry Makovich, IHS Global Inc.	All Directors
July 22, 2014	Transmission Development in Alberta	TransAlta Corporation	All Directors
October 29, 2014	Australia Overview	TransAlta Corporation	All Directors

FINANCIAL LITERACY

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements.  The Board has determined that all directors are financially literate according to this definition.  As well, Mr. Anderson qualifies as an “audit committee financial expert” as defined by the U.S. Securities Exchange Act of 1934.  This determination is based on an analysis of each director’s education, skills and experience.  Designation as an “audit committee financial expert” does not impose on such person any duties, obligations and liability that are greater than the duties, obligations and liability imposed on a member of the committee and Board in the absence of such designation.

EXTERNAL CONSULTANTS AND OTHER THIRD PARTIES

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion.  During 2014, the HRC retained independent compensation consultants to advise it on the Company’s compensation plan.

TransAlta Corporation 2015 Management Proxy Circular	30

THE BOARD EFFECTIVENESS

BOARD EVALUATION

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board committees, individual directors and the Chair’s performance.  Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

•     Board members complete a detailed questionnaire which: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

•     Responses are reviewed by the GEC together with the Chair of the Board.

•     Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Board.

•     The GEC and Board reviews and considers the proposed changes to the General Governance Guidelines of the Board.

•     A summary report is prepared by the Chair of the Board.

•     The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•     Areas of improvement and objectives are identified and monitored.

•     Suggestions are provided to CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

•     Board members assess and comment on the Chair of the Board’s performance measured against the position description.

•     Individual responses are received by the Chair of the GEC during one-on-one sessions with each member of the Board.

•     A summary report is prepared by the Chair of the GEC and provided to the Chair of the Board and the full Board during an in camera session.

•     Prior to expiry of the Chair of the Board’s first term, the Chair of the GEC makes recommendation to the full Board with respect to renewal of term.

Board Committees (Annual)	All Members of the Board

•     Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

•     Responses are reviewed by the GEC and Chair of the Board.

•     Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Committees.

•     The GEC and Board reviews and considers the proposed changes to the Committee Charters.

•     A summary report is prepared by the Chair of the Board.

•     The summary report is reported to the full Board by the Chair of the Board during an in camera session.

•     The Chairs of the respective Committees are expected to follow-up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

•     Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

•     Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

• The Chair of the Board reports summary findings to the full Board during an in camera session.

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Identifying New Candidates for the Board

Each year the GEC reviews the size, composition and profile of our Board, taking into account succession planning, geographical representation, disciplines, professional experience, strategy, and our direction in order to ensure it has the mix of skills and experience to guide TransAlta’s business and to execute our long-term strategy.  A competency/skills matrix that outlines the areas of expertise and experience of each director is maintained and regularly reviewed.  In line with our needs, the GEC maintains an evergreen list of potential nominees which is typically generated through individual referrals.  This list is reviewed annually to ensure that it remains current and that the candidates possess the mix of skills and experience required to meet our strategy and business needs.

A skills matrix and evergreen list are kept and an independent search firm may also be retained to help us identify the right candidate for your Board.

This year, in planning for succession, the GEC refreshed the board matrix in line with the strategic direction and future needs of the Company.  Taking into consideration the mix of skills and experience of the Board, those members leaving the Board and the required needs of the Company in delivering on its strategy, the GEC engaged a professional search firm to assist it in identifying candidates that matched our profile and complemented our current Board make up.  Two new directors were appointed and one additional nominee is standing for election at the Meeting.

COMMUNICATIONS WITH SHAREHOLDERS

To facilitate and foster relations with shareholders and stakeholders and to ensure the prompt disclosure of material information, we have a Disclosure Policy.  The Board reviews this policy annually.  More generally, we communicate with our shareholders and other stakeholders through a variety of means, including our annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and our website.  To further enhance our relationship with shareholders, we have met with some of our shareholders in order to discuss with them any concerns they may have or recommendations.  Shareholders may communicate with the Board by writing to us to the attention of: Vice-President Legal and Corporate Secretary, or by emailing corporate_secretary@transalta.com or by calling our Ethics Help-Line at 1.888.806.6646.  We also provide our shareholders with the opportunity to vote, on an advisory basis, on our approach to executive compensation annually.

Copies of our annual and quarterly reports, news releases, dividend information, transcripts of our quarterly conference calls, and other corporate information considered helpful to investors may be found on our website at www.transalta.com/powering-investors/why-invest.

TransAlta Corporation 2015 Management Proxy Circular	32

REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The ARC is comprised of independent directors in accordance with National Instrument 52-110 “Audit Committees”. All members of the ARC are “financially literate” as required by the New York Stock Exchange and the Canadian Securities Administrators.  Ms. Maidment and Mr. Anderson are “audit committee financial experts” defined by the U.S. Securities Exchange Act of 1934.

Karen E. Maidment (Chair)	William D. Anderson	John P. Dielwart	Alan J. Fohrer	Yakout Mansour

MANDATE

The ARC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the risk identification and assessment process conducted by management.

The full text of the ARC’s charter is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2014, the ARC completed the following:

Financial Reporting

•                  reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related Management Discussion and Analysis (“MD&A”);

•                  received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

•                  received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and

•                  reviewed the Company’s Annual Information Form and relevant portion of the Proxy Circular for the year ended December 31, 2014, and made recommendations to the Board with respect to the independence of the ARC members and the individuals to be designated as an “audit committee financial expert” as provided under U.S. securities laws.

Risk Management and Regulatory Compliance

•                  received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;

•                  received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, developing risks forecast and programs/policies put in place to mitigate or address such risks;

•                  together with the GEC, reviewed the Company’s insurance programs and coverage vis à vis its risk profile;

•                  reviewed with the external auditors and the internal auditors the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•                  reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;

•                  reviewed the Company’s policies with respect to financial and commodity exposure management;

•                  received quarterly updates on the Company’s financial and commodity exposure management activities;

33	TransAlta Corporation 2015 Management Proxy Circular

•                  received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and

•                  reviewed the financial performance of the Company’s pension plans.

External Auditors

•                  reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for shareholder approval;

•                  adopted the Canadian Public Accounting Board’s Standards for auditor review and assessments;

•                  reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made and the reasonableness of the assessments made by management;

•                  reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;

•                  obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

•                  approved the fees payable to the external auditors;

•                  reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•                  reviewed and approved non-prohibited services to be provided by the external auditors; and

•                  met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Information Technology (“IT”)

•                  received updates from the Company’s IT department on system integrity, updates, and overall system security.

Internal Auditors

•                  reviewed the mandate, independence, qualifications and resources of the internal audit department;

•                  reviewed and approved the annual work plan and continued to monitor a three-year rolling plan of the internal audit department;

•                  received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;

•                  reviewed and discussed with the Director, Internal Audit any complaints received from the Company’s Ethics Help-Line to ensure that all matters were investigated and addressed as required;

•                  engaged Internal Audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and

•                  met privately, without any members of management present, with the Director, Internal Audit in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

In addition, during 2014 the ARC:

•                  met regularly with external auditors; the Director, Internal Audit; the CEO; the CFO; the Vice-President and Controller; the Chief Legal and Compliance Officer and other members of management, as required;

•                  met in camera, without management present, at the conclusion of each in person meeting; and

•                  reviewed the changes made to the Company’s trade compliance program.

The ARC has reviewed its mandate and is satisfied that it met the terms of its charter in 2014.

Karen E. Maidment (Chair)
William D. Anderson
John P. Dielwart
Alan J. Fohrer
Yakout Mansour

TransAlta Corporation 2015 Management Proxy Circular	34

REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

The GEC is comprised of independent directors.  Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in government relations, corporate governance, industry experience, finance and business judgment.

Michael M. Kanovsky (Chair)	William D. Anderson	John P. Dielwart	Alan J. Fohrer	Dr. Martha C. Piper

MANDATE

The GEC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles.  The GEC is also responsible for board recruitment and for the nomination of directors to the Board and its committees.  In addition, the GEC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The charter of the GEC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2014, the GEC completed the following:

Corporate Governance

•                  reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix in order to assess the skills gap that would arise through the retirement of four directors from the Board also taking into consideration the future and strategic direction of the Company;

•                  engaged a professional search firm to assist in the recruitment of three new directors to the Board;

•                  committed a lot of time to the selection and interviewing of potential Board candidates in order to ensure the right fit for the Board;

•                  evaluated the size of the Board and the composition of its committees to provide for staffing of each committee with the appropriate mix of skills and experience;

•                  recommended the nominees to stand for election as directors at the annual general meeting;

•                  reviewed and recommended amendments as required to the Company’s General Governance Guidelines;

•                  reviewed and recommended amendments to the charters of each committee, which were approved by the Board;

•                  reviewed and recommended amendments to the Terms of Reference of the Chair of the Board;

•                  the Chair of the committee performed an evaluation of the Chair’s performance based on one-on-one discussions with each member of the Board;

•                  performed an evaluation of the Board and its committees and held a discussion in camera at the Board on the results of the anonymous evaluations addressing also matters for improvement and change where applicable;

•                  reviewed and approved the continuous education program for directors, ensuring that educational presentations by either company representatives or third parties are part of the Board’s regular agenda;

•                  reviewed the market competitiveness of directors’ compensation and made recommendations for change in 2015 in order to remain at the median of its comparator group and companies of similar sizes in Canada;

•                  reviewed and approved the GEC portion of the Proxy Circular;

•                  together with the ARC reviewed the directors’ and officers’ insurance program and indemnity; and

•                  implemented a Board and Workplace Diversity Policy, outlining the Company’s commitment to having a diverse Board and workforce.

35	TransAlta Corporation 2015 Management Proxy Circular

Environment, Health and Safety (“EH&S”)

•                  received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;

•                  received reports and briefings on management’s initiatives with respect to changes in climate change legislation, policy developments as well as other draft initiatives and the potential impact such initiatives may have on the Company’s operations in Canada and the United States;

•                  assessed the impact of the greenhouse gas policies implementation and other legislative initiatives on the Company’s business;

•                  reviewed with management the EH&S policies of the Company;

•                  reviewed with management the health and safety practices implemented within the Company, as well as the evaluation and training processes put in place to address problem areas;

•                  received regular reports from management on the near miss reporting program and discussed with management ways to improve the EH&S processes and practices; and

•                  reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

In addition, during 2014 the GEC:

•                  met in camera, without management present, at the conclusion of each in person meeting; and

•                  worked on a search for a director nominee to ensure that TransAlta’s board consists of directors possessing a range of skills required to guide the Company in its strategic objectives.

The GEC has reviewed its mandate and is satisfied that it met the terms of its charter in 2014.

Michael M. Kanovsky (Chair)
William D. Anderson

John P. Dielwart
Alan J. Fohrer
Martha C. Piper

TransAlta Corporation 2015 Management Proxy Circular	36

REPORT OF THE HUMAN RESOURCES COMMITTEE AND COMMITTEE RESPONSIBILITIES

MEMBERS

All members of the HRC are independent.  Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, corporate governance, industry, finance and business judgment.

Timothy W. Faithfull (Chair)	P. Thomas Jenkins	C. Kent Jespersen	Georgia R. Nelson	Dr. Martha C. Piper

MANDATE

The HRC is empowered by the Board to review and approve key compensation and human resources policies of TransAlta which are intended to attract, recruit, retain and motivate employees of the Company.  The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans, the adoption of human resources policies which support human rights and ethical conduct, the review and approval of executive management succession and development plans.

The charter of the HRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

In fulfilling its mandate in 2014, the HRC completed the following:

•     In January, the HRC reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the executives’ performance over the last year.  The HRC also undertook a comprehensive review of compensation risks.  This information serves as the platform for review of our CEO’s and executives’ total compensation against our business strategy, market data and peer group;

•     In February, the HRC reviewed and recommended to the Board for approval the variable compensation payable to the executives.  In making its recommendations, the HRC considered the performance of the executive, the Company and the financial results as a whole over the past year.  It also recommended to the Board the approval of its report to shareholders and the CD&A;

•     In April, when the Board reviewed the long-range forecast for the Company, the HRC undertook a review of our long-term incentive plan metrics to determine its continued reinforcement of our key priorities;

•     In July, the HRC reviewed our comparator group to ensure its continued alignment with the Company.  Changes to our Comparator Group (as defined herein) were approved at the committee’s next meeting;

•     In October, when the Board reviewed our financial plans for the coming year, the HRC reviewed and approved the overall salary budget for the coming year; and

•     In December, the HRC reviewed and approved the financial targets and metrics for our variable compensation plans for the coming year and conducted a review of the risk assessment completed with respect to our variable compensation targets as against our proposed budget.  At this meeting, the HRC also reviewed the succession plans for all executive positions of the Company.

In 2014, the HRC also:

•     reviewed and recommended to the Board approval of the CEO’s role description;

•     recommended to the Board approval of Medium Term Incentive Plan (“MTIP”) grants;

•     conducted annual salary review for vice-presidents and executive officers;

•     reviewed achievements of variable compensation plans at each of its regularly scheduled meetings;

•     reviewed the 2013 annual pension report;

•     reviewed the HRC charter and approved the 2015 HRC work plan;

•     reviewed and approved 2014 personal goals for the CEO and each of her direct reports; and

•     reviewed and approved updated share ownership guidelines for the Company’s officers.

37	TransAlta Corporation 2015 Management Proxy Circular

In addition, during 2014 the HRC: • met in camera, without management present, at the conclusion of each in person meeting; and • reviewed and approved changes to the Company’s Comparator Group.

The HRC has reviewed its mandate and is satisfied that it met the terms of its charter in 2014.

Timothy W. Faithfull (Chair)
P. Thomas Jenkins
C. Kent Jespersen
Georgia R. Nelson
Martha C. Piper

TransAlta Corporation 2015 Management Proxy Circular	38

C. COMPENSATION

REPORT ON DIRECTOR COMPENSATION

PHILOSOPHY AND APPROACH

The Board is responsible for developing and implementing the directors’ compensation plan and has delegated the day-to-day responsibility to the GEC.  The compensation practices for directors take into consideration:

•   the complexity of our industry and size of our business;

•   the retention and attraction of qualified individuals to serve as directors on our Board;

•   the provision of competitive compensation; and

•   the importance we place on aligning directors’ compensation with the interests of our shareholders.

The GEC reviews annually the market competitiveness of directors’ compensation against companies of similar size and scope in Canada.  It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors the Company benchmarks its compensation at the median of the Comparator Group and to Canadian companies of similar size.  The Board has not received any increases to its compensation since January 1, 2010.  In order to remain competitive, the Board approved, commencing January 1, 2015, the adoption a flat fee compensation system for independent directors to be paid at the median of the Comparator Group.

COMPONENTS OF COMPENSATION FOR 2014

Retainers
Chair of the Board	$190,000
Board Member Annual Retainer (payable in cash, common shares or DSUs)	$45,000
Board Member Annual Equity Retainer (payable in common shares or DSUs)	3,200 shares / DSUs

Committee Chair Annual Retainer Fees
Audit and Risk Committee	$25,000
Human Resources Committee	$25,000
Governance and Environment Committee	$15,000

Meeting Fees
Board Meeting Fee	$1,500
Committee Meeting Fee	$1,500

Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000

DEFERRED SHARE UNITS

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share.  DSUs may not be redeemed until the director leaves the Board.  As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on that date.  The DSU account of each director is also credited with units equivalent to cash dividends declared based on the closing price of a TransAlta common share on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his/her account multiplied by the then market value of a TransAlta common share, less applicable taxes.  At December 31, 2014, the accrual in respect of DSUs currently outstanding to directors was $3,759,439.96, based on the closing price of a TransAlta common share on December 31, 2014 of $10.52.

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SHARE OWNERSHIP REQUIREMENTS OF DIRECTORS

The Board believes that directors’ compensation should align with shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above.  Each director is required to acquire and hold a minimum value of three times the director’s annual and equity retainers within three years of joining the Board.

New directors are required to acquire and hold the equivalent of one times the annual and equity retainer within one year of joining the Board.

To align shareholders’ interests, a portion of each director’s annual retainer is paid in common shares or DSUs.  Directors must also hold a minimum value of three times their annual and equity retainer within three years of joining the Board.

SHAREHOLDINGS OF DIRECTORS AT DECEMBER 31, 2014

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2014 Annual Retainer	Ownership Requirement Met
W.D. Anderson – 2003	2014	58,160	6,127	$611,843.83	2.59x	7.78x	Yes
	2013	52,033		$701,404.84
J.P. Dielwart – 2014	2014	1,947	N/A	$20,480.22	0.09x	0.26x	On track (3)

T.W. Faithfull – 2003	2014	73,329	10,998	$771,420.40	3.27x	9.81x	Yes
	2013	62,331		$840,221.88
D.L. Farrell – 2012	2014	252,278	73,611	$2,858,313.97	3.01x	N/A	On track (4)
	2013	178,667		$2,483,471.30
A.J. Fohrer - 2013	2014	13,546	7,148	$142,504.03	0.60x	1.81x	On track(5)
	2013	6,398		$86,245.04
G.D. Giffin – 2002	2014	48,957	8,326	$515,023.72	2.18x	6.55x	Yes
	2013	40,631		$547,705.88
P.T. Jenkins – 2014	2014	807,491	N/A	$8,494,800.51	36.00x	107.99x	Yes

C.K. Jespersen – 2004	2014	51,281	5,831	$539,471.07	2.29x	6.86x	Yes
	2013	45,450		$612,666.00
M.M. Kanovsky – 2004	2014	95,525	11,042	$1,004,918.77	4.26x	12.77x	Yes
	2013	84,483		$1,138,830.84
K.E. Maidment – 2010	2014	30,319	4,756	$318,954.13	1.35x	4.05x	Yes
	2013	25,563		$344,589.24
Y. Mansour – 2011	2014	27,902	8,076	$293,525.89	1.24x	3.73x	Yes
	2013	19,826		$267,254.48
G. Nelson – 2014	2014	4,896	N/A	$51,506.31	0.22x	0.65x	On track (6)

M.C. Piper – 2006	2014	44,059	5,749	$463,499.97	1.96x	5.89x	Yes
	2013	38,310		$516,418.80
TOTAL	2014	1,509,690		$16,086,262.82
	2013	553,692		$7,538,808.30

Notes:

(1)        Includes units credited in lieu of reinvested dividends.  See “Report on Director Compensation – Components of Compensation for 2014 – Deferred Share Units” for further information on the DSU plan.  Mrs. Farrell’s holdings include Common Shares and Restricted Share Units eligible to be counted towards the share ownership under the executive share ownership policy as of March 4, 2015.

(2)        The 2013 value is based on the closing price of a TransAlta common share as of December 31, 2013 of $13.48 and the 2014 value is based on the closing price of a TransAlta common share as of December 31, 2014 of $10.52.  In accordance with the executive share ownership policy, the value of Mrs. Farrell’s holdings is based on the weighted average closing price of TransAlta common share on the TSX for the 20 trading days prior to and including March 4, 2015 of $11.33.

(3)        Mr. Dielwart was appointed to the Board on October 1, 2014 and has until October 1, 2015 to meet the one year requirement and until December 31, 2017 to meet the three year requirement.  Mr. Dielwart is on track to meet the one year requirement.

(4)        Mrs. Farrell holdings are as of March 4, 2015.  She is required to hold four times her base salary in accordance with the executive share ownership policy.  Mrs. Farrell has five years from January 2, 2012, the date of her appointment as President and CEO, to meet the requirement.  She is on track to meet this requirement.

(5)        Mr. Fohrer was appointed to the Board on April 23, 2013 and has until December 31, 2016 to meet the three year requirement.  Mr. Fohrer has met the one year requirement and is on track to meet the three year requirement.

(6)        Ms. Nelson was appointed to the Board on April 29, 2014 and has until April 29, 2015 to meet the one year requirement and until December 31, 2017 to meet the three-year requirement.  Ms. Nelson is on track to meet the one-year requirement.

TransAlta Corporation 2015 Management Proxy Circular	40

SUMMARY OF DIRECTORS’ COMPENSATION FOR THE FISCAL YEAR 2014

	Fees Earned ($)(b)(1)
Name (a)	Fees Earned ($)	Board Meeting Fee	Committee Meeting Fees	Chair Fee	Share-based awards ($) (c)(11)	All other compensation ($) (g)(12)	Total ($) (h)
W.D. Anderson	$45,000	$9,000	$19,500	-	$37,632	$12,000	$123,132.00
	Cash				(3,200 DSUs)
J.P. Dielwart (2)	$11,250	$1,500	$4,500	-	$7,848.00	$0	$25,098.00
	DSUs				(800 DSUs)
T.W. Faithfull(3)	$45,000	$12,000	$9,000	$25,000	$37,502.40	$12,000	$140,502.40
	Shares			HRC	(3,200 Shares)
D.L. Farrell (4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
A.J. Fohrer	$45,000	$12,000	$19,500	-	$37,632	$7,500	$121,632.00
	DSU				(3,200 DSUs)
G.D. Giffin (5)	$45,000	$12,000	$0	$190,000	$37,502.40	$9,000	$293,502.40
	Shares			Board	(3,200 Shares)
P.T. Jenkins (6)	$14,918.40	$1,500	$4,500	-	$10,858.42	$0	$31,776.82
	DSUs				(1,061 DSUs)
C.K. Jespersen	$45,000	$12,000	$7,500	-	$37,632	$4,500	$106,632.00
	Cash				(3,200 DSUs)
M.M. Kanovsky (7)	$45,000	$12,000	$9,000	$15,000	$37,632	$4,500	$123,132.00
	DSUs			GEC	(3,200 DSUs)
G.S. Lackenbauer(8)	$14,835.27	$7,500	$9,000	-	$13,617.70	$3,000	$47,952.97
	Cash				(1,055 DSUs)
K.E. Maidment(9)	$45,000	$12,000	$12,000	$25,000	$37,632	$7,500	$139,132.00
	Cash			ARC	(3,200 DSUs)
Y. Mansour	$45,000	$12,000	$12,000	-	$37,632	$7,500	$114,132.00
	DSUs				(3,200 DSUs)
G.R. Nelson(10)	$30,288.69	$6,000	$6,000	-	$24,237.68	$3,000	$69,526.37
	DSU				(2,154 DSUs)
M.C. Piper	$45,000	$12,000	$16,500	-	$37,632	$7,500	$118,632.00
	Cash				(3,200 DSUs)
TOTAL	$476,292.36	$121,500	$129,000	$255,000	$394,990.60	$78,000	$1,454,782.96

Notes:

(1)        Directors were paid for two meeting days for attending our strategy session and our annual shareholders meeting.

(2)        Mr. Dielwart was appointed to the Board on October 1, 2014. In determining compensation, Mr. Dielwart was paid for attending a meeting of each of the ARC, GEC and HRC to which he was invited by the Chairs of the respective committees.  At the time, Mr. Dielwart was not a member of the ARC, GEC or HRC.

(3)        Mr. Faithfull is Chair of the HRC.

(4)        Mrs. Farrell is President and CEO of the Company and did not receive any Director compensation.  Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”) in this Proxy Circular.

(5)        Mr. Giffin is Chair of the Board.

(6)        Mr. Jenkins was appointed to the Board on September 1, 2014.  In determining compensation, Mr. Jenkins was paid for attending a meeting of each of the ARC, GEC and HRC to which he was invited by the Chairs of the respective committees.  At the time, Mr. Jenkins was not a member of the ARC, GEC or HRC.

(7)        Mr. Kanovsky was Chair of the GEC for 2014.

(8)        Mr. Lackenbauer retired from the Board on April 29, 2014.

(9)        Ms. Maidment was the Chair of the ARC for 2014.

(10)       Ms. Nelson was appointed to the Board on April 29, 2014.  In determining compensation, Ms. Nelson was paid for attending a meeting of the GEC and HRC to which she was invited by the Chairs of the respective committees.  At the time, Ms. Nelson was not a member of the GEC or HRC.

(11)       Based on grant date fair value of the award.  Share price under this column, with respect to DSUs, is based on the closing price of a TransAlta common share on the TSX on the date the shares were allocated to each director’s account for compensation as follows:  March 17, 2014 of $12.77, June 16, 2014 of $12.92, September 15, 2014 of $11.54, and December 15, 2014 of $9.81.  Share price, with respect to shares purchased, is based on the actual purchase price of a TransAlta common share on the date of purchase in the open market by a third party agent as follows:  March 17, 2014 of $12.67, June 16, 2014 of $12.93, September 15, 2014 of $11.518, and December 15, 2014 of $9.76.

(12)       This column includes travel fees paid to each director.  TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip for a meeting and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

41	TransAlta Corporation 2015 Management Proxy Circular

BREAKDOWN OF ANNUAL RETAINER

The following table shows the breakdown of each director’s annual retainer for the year ended December 31, 2014.

Director	Cash (%)	Equity (%)(1)
W.D. Anderson	54.5	45.5
J.P. Dielwart	-	100
T.W. Faithfull	-	100
D.L. Farrell(2)	N/A	N/A
A.J. Fohrer	-	100
G.D. Giffin	-	100
P.T. Jenkins	-	100
C.K. Jespersen	54.5	45.5
M.M. Kanovsky	-	100
G.S. Lackenbauer(3)	52.1	47.9
K.E. Maidment	54.5	45.5
Y. Mansour	-	100
G.R. Nelson	-	100
M.C. Piper	54.5	45.5

Notes:

(1)                 The equity portion of the annual retainer consists of either DSUs or common shares, or a combination of both.

(2)                 Mrs. Farrell as President and CEO of the Company does not receive compensation as a director.

(3)                 Mr. Lackenbauer retired from the Board on April 29, 2014.

SHARE-BASED AWARDS

For information relating to share-based awards and the value vested during the year, see column (c) in the table “Summary of Directors’ Compensation for the Fiscal Year 2014”.

TransAlta Corporation 2015 Management Proxy Circular	42

REPORT ON EXECUTIVE COMPENSATION

Letter to Shareholders

As the Chairs of the Human Resources Committee (“HRC”) and of the Board of Directors (“Board”), we are pleased to share with you our approach to considering and determining the compensation for TransAlta’s most senior executive officers for 2014. The design and application of TransAlta’s executive compensation strategy is a key responsibility of your Board.  Our compensation strategy is based on three key principles: pay for performance, alignment with shareholder interests and sound risk-management principles.

2014 was a year of transition, improvement and stronger results for the Company. We achieved our financial, operational and safety goals, and set a new company record in safety performance with an injury frequency rate of 0.86. We also implemented strategies to proactively manage the risks associated with aging plants. We realized a $30 million savings in Canadian Coal directly related to greater efficiencies, and will save approximately $12 million/year from reorganizing our Canadian Coal workforce. In the past two years, we have re-contracted over 700MW of our existing assets, and our new growth projects are underpinned by long-term contracts. We also strengthened our balance sheet by reducing our net debt by $500 million, resulting in a significant improvement in our credit metrics and the Company maintaining its investment grade credit rating from all of its rating agencies.

These changes have enabled us to leverage our low-cost strategic positioning ahead of the expiration of the Alberta’s Power Purchase Agreements (“PPAs”) which begin to expire in 2018. These agreements took effect January 1, 2001 and reflect government legislation that requires TransAlta to sell power from our facilities to PPA buyers. The expiration of these agreements will allow us to re-contract the power currently committed to these buyers, changing the make-up of our contract profile and restoring a direct relationship with our industrial, commercial and wholesale customers. This will also allow us to further prepare for the new Canadian and U.S. environmental regulations regarding coal generation plants.

From a leadership perspective, we enhanced our executive bench strength with the addition of a dedicated Chief Financial Officer and a new Executive Vice-President, Coal and Mining Operations. We also expanded the experience of our Board by appointing two new directors and have included a third for nomination, while continuing to lead in Board diversity. With retirements, the Board remains of similar size.

We accomplished the above despite significantly lower power prices in Alberta and the Pacific Northwest of the U.S., as well as low volatility in Alberta which negatively impacted our ability to leverage the flexibility of our Hydro portfolio in the province. We recognize, and share the disappointment of our investors, that these transformational improvements in our business have not yet been realized through a growing stock price since we reduced the dividend in early 2014. The improvements are well underway and will support value creation as we move forward. You will see in our report that our compensation payouts are aligned with shareholder returns and expectations, both in the short-term and over time.

Our Philosophy

Given TransAlta’s international operations and growth potential, we believe we must compete on a multi-national scale for our executive talent in the energy sector. As such, we use a group of 19 Canadian and 13 U.S. energy companies in benchmarking compensation plan design and competitive pay levels for our most senior executive officers. To reflect the scope of TransAlta’s operations in Canada and the U.S., we have limited the weighting on U.S. companies to 25%.

As part of our strategy in 2014, we continued to emphasize comparable funds from operations (“FFO”) as one of our key performance metrics as we believe this metric provides the best assessment of the Company’s cash flow, use of capital and asset management. This allows our compensation plans to reinforce management decisions that optimize resource allocation, encourage prudent financial and operational improvements and foster an environment of continued growth for the Company. While we track other metrics like net income, we believe that, for TransAlta’s business at this time, these metrics are less effective for compensation metrics because depreciating our assets on a straight line basis does not align with the cash flow profile of our assets. In addition, net income can vary materially based on mark-to-market changes in our hedges and trading positions.

Our compensation plans also recognize both annual and sustainable performance, and are risk tested annually to ensure that decisions made are in the long-term best interests of the Company.

The HRC and the Board are committed to having a compensation strategy that not only pays for performance, but is also balanced and transparent.

43	TransAlta Corporation 2015 Management Proxy Circular

Our Annual Incentive Plan

To create a direct alignment between FFO and annual incentive compensation (“AIC”), the AIC plan is funded through a limited pool determined as a percentage of FFO that is higher or lower based on the level of FFO achieved. Payouts can range from 0 – 2x target and are determined on the basis of individual and corporate performance targets, which apply to all AIC participants. The corporate targets are:

•                  FFO (weighted 50%);

•                  free cash flow (weighted 25%); and

•                  availability (weighted 25%).

In addition, FFO must also meet a sufficient level before executives can earn an AIC payout. This minimum is approved by the Board and ensures that a minimum level of funds is achieved before executives receive a payout.

To foster further alignment with you, our shareholders, the Company allows our executives to direct all or a portion of their AIC, as well as base pay, into deferred share units (“DSUs”), which must be held until retirement. This assists executives to meet their share ownership requirements.

Our Medium-Term Incentive Plan

Shareholder alignment is reinforced through the Company’s medium-term incentive plan (“MTIP”), which provides alignment between the executives’ pay and the longer term performance of the Company. The MTIP includes performance share units (“PSUs”), which payout at zero if threshold is not achieved, and restricted share units (“RSUs”):

•                  PSUs (weighted 2/3) cliff-vest at the end of three years and payout based on the three year average of:

•                  Growth in FFO/share (weighted 1/3);

•                  Growth in Free Cash Flow/share (weighted 1/3); and

•                  Total shareholder return (“TSR”) relative to the S&P/TSX Composite Index (weighted 1/3).

•                  RSUs (weighted 1/3) cliff-vest at the end of three years.

2014 Company Performance

Dawn Farrell, our President and CEO since her appointment on January 2, 2012, has focused the management team on:

•                  diversifying and growing the Company’s asset base geographically and by fuel source to mitigate the impact of low pricing on coal-fired generation in Alberta and the Pacific Northwest of the U.S.;

•                  planning for the reduced life span of our coal-fired generation facilities as a result of new Canadian and U.S. environmental regulations; and

•                  planning for the additional merchant exposure the Company will face when the Alberta long-term PPAs expire.

These changes paid off in 2014 with a significant shift in Company performance highlighted by greatly increased availability and record-setting safety results. TransAlta is set to continue this improvement in 2015.

In 2014, and in addition to the accomplishments detailed above, the Company:

•                  secured the right to build, own and operate a AUD $570 million, 150 MW generation facility in Western Australia. This power station is expected to be commissioned and deliver power to customers in the first half of 2017;

•                  continued construction on the longest pipeline in Western Australia in the last 15 years with expected completion in the first quarter of 2015. The pipeline will deliver natural gas to our Solomon power station;

•                  delivered an FFO of $762 million, up 4.5% from 2013, an FCF of $410 million, up 5.9% from 2013, and a comparable EBITDA of $1,036 million, up 12.7% from 2013;

•                  created financial flexibility that has allowed the Company to appropriately invest in sustainable projects that will deliver long-term value to our shareholders;

•                  delivered availability of 90.5% for the fleet, the highest since 2003;

•                  achieved first quartile safety performance with an injury frequency rate of 0.86, the best in Company history; and

•                  enhanced its executive bench strength by appointing a dedicated CFO and a new EVP, Coal and Mining Operations.

TransAlta Corporation 2015 Management Proxy Circular	44

The Company’s operations in 2014 resulted in performance against our AIC targets of:

Financial Measures (in millions) except for availability	Target	Actual
FFO	$760	$762
Free Cash Flow (FCF) (1)	$410	$430
Availability	89.7%	90.5%

Note:

(1)           FCF for incentives is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

2014 CEO Performance and Compensation

Mrs. Farrell’s AIC is based on the achievement of corporate performance goals (weighted 75%) and individual performance objectives (weighted 25%).  In assessing her 2014 AIC compensation, the HRC and the Board considered the Company’s performance and Mrs. Farrell’s performance against the specific individual goals set by the Board at the beginning of the year. These covered leadership, growth strategy, financial and operational performance, new products and partnerships, and protecting the Company’s reputation.

Corporate performance is the single biggest factor affecting the Board’s decision on pay for TransAlta’s executive officers.  74% of Mrs. Farrell’s overall target total compensation opportunity is at-risk and performance-based, and 53% is equity-based. Mrs. Farrell’s 2014 at-risk compensation consists of:

•                  AIC

•                  The Board assessed Mrs. Farrell’s accomplishments against her personal goals at 130%. The Board was particularly cognizant of her leadership with respect to improved operations and securing growth opportunities, her success in recruiting new executive talent, and her role in stewarding the Company’s interests in regards to public policy. When combined with the corporate rating of 129%, Mrs. Farrell’s AIC level for 2014 was 129% of target. This resulted in a total AIC payment of $1,105,088, which she elected to receive entirely in DSUs.

•                  Promotion Award

•                  On her appointment to CEO in 2012, Mrs. Farrell received a one-time equity grant of 1.5x her base salary. The grant consisted of 50% Performance Share Ownership Plan (“PSOP”) units and 50% RSUs, which vested on December 15, 2014. As the Company did not achieve the required performance threshold for the 2012 – 2014 PSOP grants, Mrs. Farrell did not receive a PSOP payout. The RSUs vested and Mrs. Farrell used the net redemption amount to purchase 23,600 TransAlta common shares.

•                  MTI

•                  The medium-term incentive (“MTI”) grant for the 2012 – 2014 cycle was based on a target Return on Capital Employed (“ROCE”) of 8.5%, and FFO growth of 4%, each having a 50% weighting. As the Company did not meet these targets, Mrs. Farrell did not receive an MTI payout. The MTI was replaced by the MTIP in 2013 that will begin vesting on January 1, 2016.

•                  PSOP

•                  The PSOP grants for the 2012 – 2014 were based on a relative TSR relative to a prior comparator group. As the Company did not achieve threshold of 25th percentile performance, Mrs. Farrell did not receive a PSOP payout. The PSOP was replaced by the MTIP in 2013 that will begin vesting on January 1, 2016.

The HRC and the Board believe that the compensation awarded to Mrs. Farrell for 2014 reflects both performance of the Company in 2014, as well as her personal accomplishments.

45	TransAlta Corporation 2015 Management Proxy Circular

The performance-based nature of Mrs. Farrell’s compensation is evidenced by the comparison of her target, reported and realizable compensation for the last three years:

Year	Target Compensation (1) ($000)	3 Year Average Realizable Compensation (2) ($000)	Percentage Difference between Realizable and Target Compensation	3 Year Average Reported Compensation (3) ($000)	Percentage Difference between Realizable and Reported Compensation
2014	$3,965	$2,840	-28%	$3,690	-23%
2013	$3,965	$2,454	-38%	$3,528	-30%
2012	$3,965	$2,303	-42%	$4,868	-53%

Notes:

(1)	Target compensation includes base pay, perquisites and variable compensation if paid at target.
(2)

Realizable compensation includes the three year average of base salary, perquisites, and AIC, MTI and PSOP payouts. Unvested RSUs were valued using the end-of-year share price, and unvested performance based units (i.e. PSOP units and PSUs) were assigned a value of 0 as performance achieved could be below threshold.

(3)	Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value.”

In 2014 Mrs. Farrell purchased $502,120 of TransAlta common shares to further align her interests with those of our shareholders.

Our Responsibility to Get it Right

The HRC and the Board are committed to providing a compensation program that attracts, retains and motivates top executive talent to deliver the right outcome for our shareholders and other stakeholders.  We are advised by independent experts and we perform rigorous analysis in assessing the performance of the Company and the individual executive.  We are committed to delivering on our long-term strategy in a manner that reflects the responsible stewardship of your capital. We welcome your feedback and encourage you to use the communication mechanisms outlined in this Management Proxy Circular.  Further, we provide shareholders with an advisory “Say on Pay” vote through which you can express a view on TransAlta’s approach to executive compensation. The Say on Pay resolution is provided on page 23 of this Proxy Circular.

On behalf of the members of the HRC and the full Board, we thank you for your continued support of TransAlta.

Timothy W. Faithfull Chair of the HRC	Gordon D. Giffin Chair of the Board

TransAlta Corporation 2015 Management Proxy Circular	46

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Board reviews and assesses TransAlta’s compensation program to ensure there is:

•                  a well-defined link between executive compensation and the strategic goals of the Company (the “Compensation Strategy”);

•                  rigour in setting performance goals and assessing performance; and

•                  a clear link between pay and performance.

This Compensation, Discussion and Analysis (“CD&A”) provides a detailed discussion of the principles, structure and policies that underpin our executive compensation program.

Our disclosure is organized as follows:

Our Compensation Strategy / Changes for 2015	Page 48
Our Guiding Principles/Compensation Governance	Page 49
Shareholder Alignment	Page 54
Ensuring Competitive Compensation at TransAlta	Page 55
Annual Compensation Risk Review Process	Page 56
Performance Analysis	Page 58
Pay Decisions of the HRC and the Board	Page 60
2014 CEO Pay for Performance Analysis	Page 61
2014 NEO AIC Analysis	Page 62
Summary Compensation Table	Page 68
Other Required Disclosure	Page 69

For the fiscal year ended December 31, 2014 our Named Executive Officers (“NEOs”) were:

•                  Dawn L. Farrell, President and Chief Executive Officer

•                  Donald Tremblay, Chief Financial Officer

•                  Brett M. Gellner, Chief Investment Officer

•                  John H. Kousinioris, Chief Legal and Compliance Officer

•                  Cynthia Johnston, EVP Corporate Services

Summary

TransAlta is a power generation and wholesale energy marketing company with operations in Canada, the United States and Australia.  The nature of our business impacts the design of our Compensation Strategy and how we deliver compensation over time.  Our objective is to generate economic value for our shareholders by investing our capital in ways that maximize returns over the short, medium and long-term, and is conducted within our risk appetite.  Our business is capital-intensive and the benefits of business decisions made today may not be realized until several years in the future.

Our Compensation Strategy has been designed to attract, motivate and retain qualified executives to deliver on our business objectives.  We believe that an effective compensation program is competitive within the marketplace and rewards performance through the achievement of a combination of specific annual as well as strategic medium to longer-term goals.  We drive long-term shareholder value by including at-risk and equity-based compensation as part of our Compensation Strategy, and by requiring our executives to have a stake in the Company through share ownership requirements.

With the assistance of external compensation advisors, we gather and analyze compensation data of comparable companies in order to maintain target total direct compensation (“TDC”) levels at the median (50th percentile, cash and variable pay) of our Comparator Group with the ability to earn more if targets are exceeded subject to a maximum payout.  A description of our Comparator Group is provided in the “Ensuring Competitive Compensation at TransAlta” section of this Proxy Circular.

47	TransAlta Corporation 2015 Management Proxy Circular

Our Compensation Strategy

Our Compensation Strategy comprises a mix of fixed and variable compensation plans. In 2013, TransAlta changed of its annual and medium-term variable compensation plans to better align executive compensation with the business strategy, direction and objectives of the Company.  Prior to making these changes, the HRC, with the assistance of external compensation advisors, conducted an extensive review of the compensation programs for all of our employees, including executives, and conducted a comprehensive compensation risk assessment.

The HRC and the Board believe that the Company’s variable compensation plans reinforce management decisions that optimize resource allocation and encourage prudent financial and operational performance while maintaining a balanced level of risk-taking.  We also believe that the changes promote sustained growth in cash flow, align compensation with shareholder value creation and encourage the long-term retention of our executive team.

Our compensation plans use FFO as the key measure for variable compensation. The HRC and the Board believe that FFO:

•                  provides a better measure of the cash flow we have available to meet our commitment to pay dividends, maintain existing assets, service our debt and grow the Company;

•                  is the best measure of the health of the Company;

•                  is critical to maintain in times of change and transformation;

•                  is a measure that drives performance because our employees understand how they can impact FFO every day, allowing the entire organization to work towards our success every day; and

•                  is a key driver of improvements in total shareholder return over the long term.

Our variable compensation plans include:

•                  An AIC plan that is funded through a limited pool determined as a percentage of FFO, which is higher or lower depending on the level of FFO achieved. Individual AIC awards can range from 0 – 2x target and are based on both a corporate and personal component;

•                  An MTIP that consists of 2/3rds performance-contingent PSUs (which payout at zero if threshold performance is not achieved) and 1/3rd RSUs. All units cliff vest at the end of three years. Our MTIP replaced our prior PSOP and MTI plan January 2013; and

•                  A DSU plan that allows executives to direct all or a portion of their base pay and AIC awards into DSUs. This provides direct alignment of interests between the executive and shareholders as these DSUs may not be redeemed until their termination or retirement from the Company.

Changes for 2015

Effective for the 2015 performance year, the Board has slightly increased the AIC target opportunity for the senior executives, excluding the CEO, from 50% to 55% of base salary. This will be the first increase in target compensation since 2012.  The Board has also increased the AIC corporate allocation for all senior executives, including the CEO, to increase the emphasis on corporate performance, thereby further aligning our executives’ interests with those of our shareholders.  The new AIC weighting allocations are as follows:

•                  The CEO’s corporate and individual weighting will be 80% / 20% respectively (previously 75% / 25%);

•                  The other senior executives’ corporate and individual weighting will be 75% / 25% respectively (previously 60% / 40%).

TransAlta Corporation 2015 Management Proxy Circular	48

Our Guiding Principles

In addition to the detailed descriptions in this CD&A, the guiding principles of our approach to executive compensation, and the process by which the Board made their decisions in 2014, were as follows:

1.   Align executive pay to performance through a mix of short and medium to longer-term incentive programs;

2.   Emphasize performance-based compensation, with the majority of executive pay “at-risk”;

3.             Focus variable compensation on FFO, free cash flow and availability, which are key strategically important metrics for the Company;

4.   Ensure executives are substantial shareowners to align their interests with the interests of shareholders; and

5.             Attract and retain executives to lead the Company to achieve its strategy and growth objectives without taking excessive risks.

Compensation Governance

In setting our Compensation Strategy, and in designing and applying all elements of compensation, the HRC:

•                  oversees the implementation of our Compensation Strategy to ensure that it aligns with our corporate objectives and performance as a whole;

•                  ensures, through effective policy and compensation plan design, that the interests of executives are, and continue to be, aligned with those of long-term shareholders;

•                  reviews the competitiveness of our Compensation Strategy, taking into account incentive design and compensation levels of companies in our Comparator Group;

•                  undertakes an annual review of compensation-related risks to ensure that the program design, processes and safeguards in place are effective in mitigating excessive risk-taking; and

•                  receives advice from its independent advisor, Meridian Compensation Partners LLC (“Meridian”), on TransAlta’s compensation strategy and also considers the advice provided by Towers Watson, the advisors to management, and AON Hewitt, the Company’s actuary and advisor on pension matters.

The following diagram illustrates the process we follow to set and implement our Compensation Strategy:

49	TransAlta Corporation 2015 Management Proxy Circular

Compensation Strategy – Fixed and Variable Compensation

The fixed elements of our Compensation Strategy provide a competitive base of secure compensation necessary to attract and retain executive talent.  Our fixed compensation comprises three elements:

Base Pay

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period

• Competitive positioning, attraction and retention • Targeted at median of Comparator Group	Scope of role	Fixed	Cash	All permanent employees	Annual

Our base pay is designed to provide a level of fixed compensation that is competitive in the marketplace and is a fair reflection of each individual’s level of responsibility and accountability.  Our base pay is reviewed annually and increases may be awarded based on: an individual’s overall level of performance (merit); to reflect additional responsibilities and accountabilities; potential of the individual; and/or to remain competitive within the marketplace in which we compete for talent.

Benefits and Pension

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Benefits • Flexible health and dental benefits	None	Fixed	Flex credits to provide flexibility in coverage	All permanent employees	No performance requirements. Benefits are elected every two years
Defined Contribution (DC) Pension Plan • Non-contributory 10% of Base Pay and AIC, up to the limit under the Income Tax Act (Canada) allocated to a DC plan	None	Fixed	Cash payment at retirement	All permanent employees	No performance period. Employee chooses investments to allocate within group of investment opportunities made available by the Company

Supplemental Pension Plan (SPP)

•      Provides a DB pension to all employees whose income exceeds the Income Tax Act limit

•      Equal to 2% of the final average of Base Pay and AIC in excess of the DC plan pensionable earnings limit

	None	Fixed	Deferred Cash	All permanent employees over Income Tax Act limit	Pensionable service period

All of our employees participate in the same benefits, pension and retirement programs.  Life insurance, disability, medical and dental coverage are included in the benefits program.  Our programs allow employees to direct their annual benefits credits to these elements at different levels in order to meet their individual needs.  Employees are also able to contribute above their annual benefits allowance, through payroll deductions, for enhanced benefits if they so choose.

Perquisites

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Car allowance • Lump sum payment in lieu of competitive executive perquisites	None	Fixed	Cash	Directors and above	Annual (no performance requirement)

Car allowances are granted to senior management employees, including the executives, at a fixed amount, which varies by level of position and is based on competitive market practices.  Senior management employees, including the executives, are also given a fixed amount once per year as a perquisite payment in lieu of additional benefits.

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Our Current Variable Compensation Plans

Our business model is based on the capital-intensive, long-cycle nature of the power generation and wholesale energy marketing industry.  We have two elements of variable compensation designed to balance decisions made on the basis of enhanced short-term performance and sustainable mid- to longer-term performance.  We believe this balanced approach creates strong alignment between the interests of our executives and those of our shareholders.

Annual Incentive Compensation Plan – (“AIC”)

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Reinforce and drive the Company’s short-term priorities • Reward and recognize corporate and individual performance • Targets and ranges set around budgeted performance	Corporate Goals: • 50% FFO • 25% FCF • 25% Availability Individual Goals: • Predetermined and measurable goals (approved by the Board each year)	Target (% of base salary): • CEO 90% • CFO 50% • CIO 50% • Execs 50% Range (% of target): • All execs 0 – 200%	Cash	All non-union employees	1 year

The purpose of our AIC plan is to align a component of our compensation directly with the Company’s success in reaching our annual corporate objectives and in recognizing individual performance towards this accomplishment.

AIC payments are based on a one-year performance period and are funded through a limited pool determined as a percentage of FFO.  This percentage either increases or decreases based on the level of FFO achieved. Up to 10% of the pool may be withheld to be allocated on a discretionary basis to recognize exceptional individual performance. An employee’s AIC award is determined on the basis of achievements in relation to pre-determined corporate measures and pre-determined individual goals.  Our 2014 corporate performance measures were:

Measures	Weighting	Threshold	Target	Maximum
FFO ($M)	50%	730	760	830
FCF ($M)	25%	380	410	480
Availability	25%	88.7%	89.7%	90.7%

The senior management team and the HRC review the Company’s AIC measures at the beginning of each year to ensure they continue to drive the efficient operation of our existing asset base. Targets are aligned to our rigorous corporate budget, which is also approved by the Board, and reflect a risk-based analysis of the capabilities of the Company against a best estimate of the future market. Our targets have significant stretch, with the aim being to set a likelihood of achievement at approximately 40%.

Employee awards are determined as a percentage of base pay and include minimum, target, and maximum performance levels.  Payouts are based on results and may not exceed 200% of the employee’s individual target.  The sum of awards to all employees cannot exceed the AIC pool established on the basis of the FFO achieved.

In determining the corporate component of the AIC payout to executives, the HRC and Board review performance against each corporate measure.  In determining the personal component of the AIC payout, the HRC and the Board consider the achievements of the individual executive against pre-established personal goals.

Trading and Sales Incentive Plan – (“TSIP”)

In addition to the AIC, we have an annual incentive plan for eligible trader and sales employees of the Company. No member of the senior executive team is eligible to receive a TSIP payment.

In 2014, the HRC and the Board approved a new TSIP that includes a maximum incentive level, AIC payments which will be funded from the TSIP pool (as opposed to the corporate AIC pool), and a deferral structure that includes RSUs.

51	TransAlta Corporation 2015 Management Proxy Circular

Medium-Term Incentive Plan – (“MTIP”)

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Performance Share Unit (PSU) Plan • Reinforce and drive medium-term shareholder value creation • Reward and recognize corporate performance • Targets based on performance relative to 3-year metrics	Metric: • 1/3 Growth in FFO per share • 1/3 Growth in FCF per share • 1/3 Relative TSR (1) Cliff and time vested	Target (% of base salary): • CEO 146.7% • CFO 83.3% • CIO 116.7% • Execs 83.3% Range (% of target): • All Execs 0% – 200%	Cash or shares	Managers and above	3 years
Restricted Share Unit (RSU) Plan • Reinforce and drive medium-term shareholder value creation • Retention	Cliff and time vested	Target (% of base salary): • CEO 73.3% • CFO 41.7% • CIO 58.3% • Execs 41.7%	Cash or shares	Managers and above At the discretion of the Board	3 years At the discretion of the Board

(1)        Relative to the S&P/TSX Composite Index (adjusted by 0.8 to reflect the Company’s long term beta).

The MTIP reinforces and drives achievement of the Company’s strategy and growth objectives, as well as promoting alignment between participants and shareholders.

MTIP grants are made annually, but are measured and assessed over a three-year performance period.  The MTIP grant comprises a combination of PSUs and RSUs which are determined as a percentage of base pay and converted to units on the basis of the Company’s share price at the time of grant.  PSUs and RSUs cliff vest at the end of three years.  Additional PSUs and RSUs are credited to the executive’s account in respect of any dividends declared by the Company on its common shares during the period of vesting.

At the beginning of each performance period, the Board, at the recommendation of the HRC, approves the number of PSUs and RSUs to be granted, as well as the PSU performance targets.  This provides alignment between the executives’ pay and the longer term performance of the Company. Further, in the case of PSUs, it directly aligns the executives’ pay to the success of the Company, as payout of each grant is based on the achievement of three key financial metrics which, for PSUs granted in 2014, were as follows:

Measures	Weighting	Threshold	Target	Maximum
Growth in FFO/Share	1/3	2%	3%	4%
Growth in FCF/Share	1/3	4.69%	6.4%	8.2%
Relative TSR	1/3	25th Percentile	50th Percentile	75th Percentile

For each performance target, plan participants, including the executives, are paid a zero incentive if performance for the PSUs is below the threshold and up to 200% of target if performance meets or exceeds the maximum.  RSUs are redeemed on the vesting date by multiplying the number of units in the participant’s account by the closing price of the common shares on the TSX on the trading day immediately prior to the vesting date.  The HRC has the discretion to determine whether the payments will be made through the purchase of shares in the open market or in cash.

Officer Deferred Share Unit Plan – (“ODSU”)

In 2013, the Company adopted a DSU plan for executives to encourage long-term executive share ownership. The plan allows executives to direct all or a portion of their base pay and annual incentive compensation awards into DSUs.  This also ensures that our executives are aligned with shareholder interests over the longer-term as DSUs must be held until retirement and the value of DSUs is tied directly to the Company’s share price.  DSUs are included in assessing required share ownership level.

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Our Legacy Variable Compensation Plans

Medium-Term Incentive Plan – (“MTI”)

The MTI plan was replaced by the MTIP in 2013 and the last grant made under this plan was for the 2012 to 2014 cycle.  The summary of the plan, which was effective until December 31, 2014, is as follows:

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Reinforce and drive the Company’s priorities • Reward and recognize corporate performance • Targets and ranges set around long-range forecast performance	2012- 2014 Grant • ROCE of 8.5% • Growth in FFO of 4%	Target (% of base salary): • CEO 50% • CFO 25% • Execs 25% Range (% of target): • All execs 0% - 200%	Cash	Vice-Presidents and above	3 years Plan discontinued effective 2013

The MTI plan provided for a rolling three-year performance and payment cycle based on the three-year performance cycle.

The MTI targets for the 2012 – 2014 grants (payable for the performance period ending December 31, 2014) were ROCE of 8.5% and FFO growth of 4%, with each metric weighted 50%. As the Company did not meet these targets during the performance period, no MTI awards were paid for the 2012 – 2014 performance period.

Performance Share Ownership Plan – (“PSOP”)

The PSOP was replaced by the MTIP in 2013 and the last grant made under this plan was for the 2012 to 2014 cycle. The summary of the plan, which was effective until December 31, 2014, is as follows:

Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
• Reinforce and drive long-term shareholder value creation • Reward and recognize corporate performance • Targets based on median performance relative to the Comparator Group	TSR relative to a prior Comparator Group	Target (% of base salary): • CEO 170% • CFO 125% • Execs 100% Range (% of target): • All execs 0% - 200%	Cash or shares at discretion of the Board	Managers and above	3 years Plan discontinued effective 2013

The PSOP grants provided a target number of notional share units based on a predetermined percentage of each participant’s base salary that vested at 50% if our TSR was at the 25th percentile of a prior Comparator Group, 100% if our TSR was at the 50th percentile, and 200% if our TSR was at or above the 75th percentile.  If our performance was below the 25th percentile at the completion of the performance period, no shares or cash would be awarded.

In 2014, the Company’s TSR performance was below the 25th percentile of the Company’s prior Comparator Group and, therefore, no PSOP awards were paid for the 2012 – 2014 performance period.

53	TransAlta Corporation 2015 Management Proxy Circular

Shareholder Alignment

Our Compensation Strategy directly aligns with the interest of shareholders through at-risk compensation and by requiring our executives to have a stake in the Company through share ownership requirements.

Compensation At-Risk in 2014

The at-risk and equity vs. cash compensation for our executives is illustrated in the table below as a percentage of target TDC (assuming all PSUs and RSUs are received in shares):

Type of Compensation	CEO	CFO	Other Executives
Total target compensation at-risk	74%	64%	64%
Equity-based compensation	53%	45%	47%
Cash compensation (1 – 3 years)	26%	36%	36%

Share Ownership Requirements

We believe that our executives should have a stake in the Company to align their long-term interests with those of shareholders.  Our executive share ownership policy has the following requirements:

Position	Ownership Requirement	Holding Requirement
CEO	4 x base salary	While employed and 1 year post employment
Executive Vice-Presidents	2 x base salary	While employed
Vice-Presidents	1 x base salary	While employed

The required level of share ownership must be reached within five years of the date of appointment to the applicable executive position.  If there is a change in the plan, or if an executive is promoted to a position with a higher ownership requirement, the applicable executive(s) will have five years from the new effective date to achieve the new share ownership level.

The achievement of the required ownership level is calculated based on common shares, DSUs and RSUs (to a maximum of 25% of the total shares required).

Share ownership requirements for the CEO and senior management ensure alignment with shareholder interests.

The following table summarizes each NEO’s share ownership as at March 4, 2015:

Name and Principal Position	Number of Shares Required (1)	Number of Shares Owned (2)	Multiple of Base Pay	Compliance with Policy (3)	Percentage of Target Total Compensation	Total Value of Shares Owned at March 4, 2015 (4)
D.L. Farrell President and Chief Executive Officer	335,393	252,278	3.01	On track	72%	$2,858,341
D. Tremblay (5) Chief Financial Officer	79,435	72,859	1.83	On track	65%	$825,490
B.M. Gellner Chief Investment Officer	88,261	80,667	1.83	On track	55%	$913,961
J.H. Kousinioris Chief Legal and Compliance Officer	83,848	32,058	0.76	On track	27%	$363,218
C. Johnston EVP, Corporate Services	52,957	23,024	0.87	On track	31%	$260,864

Notes:

(1)            Based on each NEO’s base salary and the weighted average closing price of our common shares on the TSX Composite Index for the 20 trading days prior to and including March 4, 2015 of $11.33.

(2)            Shares eligible to be counted towards executive share ownership requirements include common shares, DSUs, and RSUs.  For Mrs. Farrell, this value does not include the DSUs for her 2014 AIC, which she elected to receive as DSUs.

(3)            Based on the significant changes to our share ownership policy in 2012, all participants (including the NEOs) have five years from December 2012 to acquire their holdings, with the exception of Mr. Tremblay who has five years from December 2014.

(4)            Based on the number of common shares, DSUs and RSUs eligible to be counted towards the share ownership times the weighted average closing price of our common shares on the TSX Composite Index the 20 trading days prior to and including March 4, 2015 of $11.33.

(5)            Mr. Tremblay joined the Company in March 2014.

TransAlta Corporation 2015 Management Proxy Circular	54

Please refer to section “Total Value Equity Holdings at March 4, 2015” on page 28 of this Proxy Circular for a detailed breakdown of each NEO’s equity holdings.

Ensuring Competitive Compensation at TransAlta

Total compensation is designed to first recognize performance in achieving our strategic goals.  We also need to attract, retain and motivate strong leaders.  To remain competitive in the industry, we target pay at the 50th percentile of the Comparator Group when goals are achieved.

To motivate our executives to surpass expectations, we provide opportunities to achieve higher levels of pay through variable compensation if the Company and the executives exceed their goals.

Industry Benchmarking – Our Comparator Group

We strive to be competitive in the market in which we compete for talent. Competitiveness for our executives is determined from data collected by external consulting firms, using a cross-section of comparable Canadian and U.S. companies (the “Comparator Group”) within our industry, or with which we compete for executive talent. We also take into consideration the effect of competing in Calgary, Alberta.

Our comparator group largely comprises companies which have long-cycle, capital-intensive businesses, and which are situated in the marketplaces in which we compete for executive talent.

Our Comparator Group is reviewed on an annual basis and, in 2013, we re-aligned it to include companies which are of a similar size to us from a revenue, asset and market capitalization basis, as well as companies in our marketplace with which we compete directly for executive talent. Additionally, we weight Canadian-based companies at 75% and US-based companies at 25%, irrespective of the number of companies sourced. The HRC and the Board believe this peer group provides for relevant market comparators for the Company.

The HRC reviews the compensation data from the Comparator Group to determine the competitiveness of base pay, incentive plan designs and levels, and overall compensation levels relative to our Compensation Strategy.

The HRC also believes that this carefully developed Comparator Group, rather than a more generic group of Canadian utilities, such as those included in the GICS Code 5510, is a more appropriate comparison for competitive compensation purposes.

The following table lists the companies that comprise our 2014 executive compensation Comparator Group:

Canadian-Based Companies (Weighted 75%)		U.S.-Based Companies (Weighted 25%)
Algonquin Power & Utilities Corp.	EnCana Corporation	AES Corporation	OGE Energy Corp.
AltaGas Ltd.	Fortis Inc.	Alliant Energy Corporation	Pinnacle West Capital Corporation
ATCO Group	Husky Energy	Calpine Corporation	Portland General Electric
Atlantic Power Corporation	Inter Pipeline Ltd.	NV Energy Inc.(2)	SCANA Corporation
Brookfield Renewable Energy	Keyera Corp.	Great Plains Energy Inc.	UIL Holdings Corporation
Cameco	Northland Power Inc.	Integrys Energy Group	Westar Energy
Capital Power Corporation	Pembina Pipeline Corporation	NRG Energy, Inc.
Cenovus Energy Inc.	Yamana Gold (1)
Emera Inc.	TransCanada Corporation
Enbridge Inc.

Notes:

(1)           Yamana Gold will be replaced by Penn West Petroleum Ltd. for our 2015 executive compensation review.

(2)           NV Energy Inc. will be replaced by Dynegy Inc. for our 2015 executive compensation review.

55	TransAlta Corporation 2015 Management Proxy Circular

Use of External Advisors

The HRC and management retain separate external compensation advisors.

HRC Advisors

In 2014, the HRC continued to engage Meridian to assist with its ongoing review of our Compensation Strategy. Meridian provided independent advice to the HRC on the Company’s medium term incentive plan, reviewed the Company’s annual incentive compensation plan, and provided advice with respect to executive compensation, total shareholder return and on matters raised during the committee’s quarterly meetings.

The HRC annually confirms the independence of its advisor and reviews whether the work provided raises any conflicts of interest. The HRC determined that Meridian had no such conflicts in 2014 as they do not perform any work for TransAlta other than for the HRC. The HRC has, therefore, conclusively determined that Meridian is independent. In addition, to ensure Meridian’s continued independence, the HRC approves all fees and terms of service for Meridian and Meridian may not do any work for management without the express consent of the HRC.

Management Advisors

Towers Watson has been engaged to provide compensation consultative services to management since 2002. They provide the relative TSR calculations necessary for the valuation of the PSOP and PSUs. In 2014, Towers Watson was engaged to perform a market review of executive compensation, conduct a review and analysis of our traders’ compensation plan, and to review our commercial and industrial sales groups’ compensation plan. Towers Watson also provides pension consulting and actuarial services for two of our Ontario pension plans on an ongoing basis.

Aon Hewitt has been engaged by management since 2007 to act as our actuary and as a consultant on our pension plans.

The HRC also reviews the scope of services to be provided by management’s consultants annually to ensure no conflicts arise. The fees for such services are approved by management. The following table summarizes the fees paid to compensation advisors in 2013 and 2014.

CONSULTANT	2014				2013
	Towers Watson	Meridian	Aon Hewitt (1)	Total fees paid	Towers Watson	Meridian	Aon Hewitt (1)	Total fees paid
Executive Compensation and Compensation-Related Fees – Management	$348,158	$0	$16,697	$364,855	$213,240	$0	$13,845	$227,086
Executive Compensation and Compensation-Related Fees – HRC	$0	$126,243	$0	$126,243	$0	$141,215	$0	$141,215
All Other Fees (Pension)	$118,254	$0	$264,074	$382,328	$124,177	$0	$262,126	$386,303
Total Fees Paid Per Year	$466,412	$126,243	$280,771	$873,425	$337,417	$141,215	$275,971	$754,604

Note:

(1)           We also paid Aon Hewitt USD$239,426 in 2014 and USD$163,901 in 2013 for pension services rendered to our US subsidiaries.

Annual Compensation Risk Review Process

The Board believes that our executive compensation program does not raise the Company’s risk profile based on a comprehensive annual compensation risk review the HRC conducts as part of our Compensation Strategy. The focus of this review is to ensure that we have safeguards in place to identify and mitigate compensation-related risks. We also ensure our mitigation measures are effective by conducting an annual or bi-annual audit through our Enterprise Risk Management process by engaging outside advisors to perform this assessment on an independent basis.

We believe that this risk review process is an effective vehicle for examining compensation risk and mitigation strategies. The review considers the major risks of our business, which include equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory

TransAlta Corporation 2015 Management Proxy Circular	56

impact. In addition, our review takes into consideration our compensation philosophy, pay mix balance, incentives and performance measures, stock-based compensation and ownership requirements. The mix and balance of these various measures, including the limits to our variable compensation plans, are also reviewed. Our plans are based on Company-wide financial metrics and payouts are based on a combination of absolute and relative measures. In addition, the HRC receives management’s analysis and stress testing of the factors included in the annual budget, which is the basis for establishing the Company’s various targets. This results in targets which are set within our risk appetite and which provide sufficient incentive for our executives to pursue our corporate objectives.

To further enhance our risk management strategy, we have adopted policies that limit independent decision-making for transactions over certain financial thresholds, thereby incorporating a check and balance system to our financial decision-making. Together, these measures help minimize risk-taking. These processes are evaluated yearly and are designed to evolve over time in order to reflect developments and best practices in risk governance. A comprehensive compensation-related risk assessment was undertaken by Towers Watson in January 2012, and updated in October 2012 to include the changes to the 2013 executive incentive plans. In addition, a risk assessment of our 2014 compensation plans was conducted in January 2015 to review the metrics of the plan and whether they had had any impact on the risk strategy of the Company over the course of the year. Our independent consultant, Meridian, assists the HRC in assessing the compensation risk assessment. The report confirmed that our pay programs and policies were not reasonably likely to have a material adverse effect on TransAlta, our business and our values.

Safeguards Which Mitigate Compensation Risks

We believe the following measures limit excessive or inappropriate risk-taking or payments:

•                    Compensation payments are capped to provide upper payout boundaries;

•                    Performance must continuously improve as MTIP grants are made annually and cliff vest at the end of three years, resulting in overlap of performance periods;

•                    Annual review and determination of the targets in our AIC and MTIP ensures continued relevance and applicability;

•                    Clawback policy which applies to all variable compensation plans. The policy provides that:

“The Board may seek reimbursement for compensation awarded to an Executive in situations where (a) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of TransAlta’s financial statements filed with any securities regulatory authorities, (b) the Executive engaged in gross negligence, intentional misconduct or fraud that caused, or partially caused the need for a restatement, and (c) the incentive compensation would have been lower had the financial results been properly reported.”

•                  Anti-hedging policy which, in addition to our insider trading policy, ensures that executives and directors cannot participate in speculative activity related to our shares. The policy states:

“Insiders are prohibited by legislation from knowingly, directly or indirectly, short selling securities of TransAlta or any of its affiliates where they do not own the underlying security; or directly or indirectly selling a call or buying a put on securities of TransAlta or any of its affiliates; or engaging in any securities monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of the equity securities held by the insider, either directly or indirectly”; and

•                    Policies which limit authority on expenditures. The Board has put in place policies that limit the expenditures which can be made at different levels of the organization. In addition, any expenditures, new investment programs or products to be undertaken must be reviewed by a five party investment committee.

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Performance Analysis

When assessing performance, the HRC and the Board take into consideration the objective and pre-defined performance metrics, the individual’s performance in meeting his or her goals, and the individual’s overall contributions to the Company.

The HRC’s and the Board’s comprehensive assessment of the results achieved take the following into consideration:

The HRC and the Board also take into consideration the total compensation of the executives over a performance period to ensure that it aligns with the Company’s performance.

2014 Performance and Evaluation

2014 was a year marked by many successes and accomplishments. In 2014 we:

•                  secured the right to build, own and operate a AUD $570 million, 150 MW generation facility in Western Australia. This power station is expected to be commissioned and deliver power to customers in the first half of 2017;

•                  continued construction on the longest pipeline in Western Australia in the last 15 years with expected completion in the first quarter of 2015. The pipeline will deliver natural gas to our Solomon power station;

•                  delivered an FFO of $762 million, up 4.5% from 2013, an FCF of $410 million, up 5.9% from 2013, and a comparable EBITDA of $1,036 million, up 12.7% from 2013;

•                  created financial flexibility that has allowed the Company to appropriately invest in sustainable projects that will deliver long-term value to our shareholders;

•                  delivered availability of 90.5% for the fleet, the highest since 2003;

•                  achieved first quartile safety performance with an injury frequency rate of 0.86, the best in Company history; and

•                  enhanced our executive bench strength by appointing a dedicated CFO and a new EVP, Coal and Mining Operations

In February 2015, the HRC reviewed our corporate performance, business environment, strategic results and considered the individual performance of our executives to reach the conclusions in this report.

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2014 Variable Compensation Performance

2014 AIC Performance

In determining the performance for AIC, the HRC uses the Company’s reported results and may make adjustments to reflect non-recurring items, non-cash items and other accounting related treatments.

Individual AIC awards are based on both a corporate and personal component (75% / 25% respectively for the CEO, and 60% / 40% respectively for the remaining executives). However, we have adjusted these ratings effective 2015 to reflect 80% / 20% for the CEO and 75% / 25% for the remaining executives. AIC awards also have a payout range of 0 – 2x target.

The table below summarizes the weightings, targets, and achievements for each corporate metric of our 2014 AIC:

Metric	Weighting	Target	Achievement	% Achieved	Result Towards Payout
Funds from Operations	50%	$760m	$762m	103%	52%
Free Cash Flow (1)	25%	$410m	$430m	129%	32%
Availability	25%	89.70%	90.5%	180%	45%
Overall 2014 Corporate AIC Rating					129%

Note:

(1)            FCF is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares)

2014 MTI Performance

The table below summarizes the weightings, targets, and achievements for each metric of our 2012 – 2014 MTI grant. As the Company did not achieve target for either metric, there were no payouts made to any participant:

Metric	Weighting	Target	Achievement	% Achieved	Results Towards Payout
ROCE (50% weighting)	50%	8.5%	5.2%	0%	0%
FFO growth (50% weighting)	50%	4%	-2.2%	0%	0%
Overall 2014 MTI Performance					0%

2014 PSOP Performance

The table below summarizes the weightings, targets, and achievements for our 2012 – 2014 PSOP grant. As the Company did not achieve threshold, there were no payouts made to any participant:

Metric	Weighting	Target	Achievement	% Achieved	Results Towards Payout
Relative Total Shareholder Return	100%	25th, 50th, or 75th Percentile	6th Percentile	0%	0%
Overall 2014 PSOP Performance					0%

59	TransAlta Corporation 2015 Management Proxy Circular

Pay Decisions of the HRC and the Board

CEO and Executive Compensation

The HRC, with the assistance of management’s consultants, Towers Watson, and the HRC’s consultants, Meridian, annually reviews the compensation of the CEO and other executives. Overall compensation is benchmarked to similar roles within our Comparator Group and target overall compensation is set within a competitive range of the median of our Comparator Group.

In determining 2014 AIC, the HRC and the Board took into consideration Company performance against the corporate metrics addressed above, as well as individual performance against personal goals, which are set by the Board at the beginning of each year. The CEO’s personal goals included leadership, growth strategy, financial and operational performance, new products and partnerships, and the Company’s reputation.

Corporate performance is the single biggest factor affecting the Board’s decision on each executive’s compensation.  Mrs. Farrell’s overall target TDC is set so that 74% is at-risk and performance-based.  In addition, 53% of her compensation is equity-based.

2014 CEO AIC

The HRC and the Board are satisfied that the significant achievements detailed throughout this CD&A, as well as in the Letter to Shareholders, are reflective of Mrs. Farrell’s individual performance. In 2014, under Mrs. Farrell’s leadership, the Company:

•                  considerably improved its reputation in the market and among its investors;

•                  secured the right to build, own and operate a AUD $570 million, 150 MW generation facility in Western Australia. This power station is expected to be commissioned and deliver power to customers in the first half of 2017;

•                  continued construction on the longest pipeline in Western Australia in the last 15 years with expected completion in the first quarter of 2015. The pipeline will deliver natural gas to our Solomon power station;

•                  delivered an FFO of $762 million, up 4.5% from 2013, an FCF of $410 million, up 5.9% from 2013, and a comparable EBITDA of $1,036 million, up 12.7% from 2013;

•                  created financial flexibility that has allowed for appropriate investment in sustainable projects that will deliver long-term value to our shareholders;

•                  delivered availability of 90.5% for the fleet, the highest since 2003;

•                  achieved first quartile safety performance with an injury frequency rate of 0.86, the best in Company history; and

•                  enhanced its executive bench strength by appointing a dedicated CFO and a new EVP, Coal and Mining Operations.

As a result of these achievements, the Board approved an individual performance rating for Mrs. Farrell of 130%. When combined with the corporate performance of 129%, Mrs. Farrell’s overall 2014 AIC award was 129% of target, or 116% of base salary.

2014 MTI and PSOP

As noted above, the Company did not achieve the targets set under the MTI plan or threshold under the PSOP, resulting in no payouts under each of those plans. The HRC determined that these results were in line with the Company’s performance against those metrics.

Overall Performance Assessment

In February 2015, the HRC and the independent members of the Board considered the factors addressed above, the Company’s overall performance, and the accomplishments of the CEO and her executive team in 2014. The HRC and the Board acknowledged that the Company had exceeded all of the targets under the AIC plan, but did not meet the targets under the PSOP or MTI plans, and that these results were reflected in the compensation awarded to the CEO and her team.

The HRC and the Board did not provide salary increases to any member of the senior executive team. The HRC and the Board believe that the Company’s compensation plan is effective in paying pay for performance.

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2014 CEO Pay for Performance Analysis

The close alignment between Mrs. Farrell’s compensation and Company performance is evidenced by comparing the three-year average of her realizable compensation with her target and reported compensation, which has been lower than both for the past three years. The Board is confident, however, that the significant successes in 2014, as discussed throughout this proxy circular, as well as the Company’s sustainable growth strategy, will translate into improved shareholder returns over the next several years.

Year	Target Compensation (1) ($000)	3 Year Average Realizable Compensation (2) ($000)	Percentage Difference between Realizable and Target Compensation	3 Year Average Reported Compensation (3) ($000)	Percentage Difference between Realizable and Reported Compensation
2014	$3,965	$2,840	-28%	$3,690	-23%
2013	$3,965	$2,454	-38%	$3,528	-30%
2012	$3,965	$2,303	-42%	$4,868	-53%

Notes:

(1)           Target compensation includes base pay, perquisites and variable compensation as if paid at target.

(2)           Realizable compensation includes the three year average of base salary, perquisites, and AIC, MTI and PSOP payouts. Unvested RSUs were valued using the end-of-year share price, and unvested performance based units (i.e. PSOP units and PSUs) were assigned a value of 0 as performance achieved could still be below threshold.

(3)           Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value.”

Notes:

•            Reported values reflect the three year average of what were reported in column “i” of the Summary Compensation Table, less pension values (e.g. the value for 2014 is the average of what was reported for 2014, 2013 and 2012).

•            Realizable values reflect the three year average of base salary, AIC payments, MTI payments, vested PSOP units, PSUs, and RSUs, as well as the unvested RSUs valued at the end of the performance period.  For the purposes of this calculation, we have assigned a value of zero to unvested PSOP units and PSUs as these units are performance contingent and will pay out at zero if performance is below threshold.

•            Mr. Snyder’s 2011 reported and realizable compensation amounts include a retirement award of $2,397,000.

•            Mrs. Farrell’s 2012 reported amount includes a one-time promotion equity grant of $1,425,000 (i.e. 1.5x her base salary). The grant consisted of 50% RSUs and 50% PSOP units. The RSUs vested on December 15, 2014 and Mrs. Farrell received $409,672 (which is reflected in her 2014 realizable amount), before applicable taxes. The PSOP units were subject to the performance conditions of the 2012 – 2014 grant cycle and did not pay out.

61	TransAlta Corporation 2015 Management Proxy Circular

2014 NEO AIC Analysis

Dawn L. Farrell – President and Chief Executive Officer

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operations Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009. Mrs. Farrell has over 30 years of experience in the electric energy industry.

Mrs. Farrell sits on the board of directors of The Conference Board of Canada and the Canadian Council of Chief Executives.  Her past boards include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

She holds a Bachelor of Commerce degree with a major in Finance and a Master’s degree in Economics from the University of Calgary. Mrs. Farrell has also attended the Advanced Management Program at Harvard University.

The following table summarizes Mrs. Farrell’s actual performance for the 2014 AIC and details the incentive earned against each goal:

2014 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Goals
FFO	$760m	33.75%	$762m	103%	35%
FCF (1)	$410m	16.875%	$430m	129%	22%
Availability	89.7%	16.875%	90.5%	180%	30%
Individual Goals		22.5%		130%	29%
Target		90%
Actual					116%

Note:

(1)           FCF is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

Mrs. Farrell’s 2014 AIC award was based on 75% corporate performance and 25% individual performance:

•                  Corporate performance was 129%, resulting in an equivalent factor of 87% of her 2014 base pay.

•                  Individual performance, as discussed above and as determined by the HRC in relation to her pre-established and quantifiable personal goals, was 130%, resulting in an equivalent factor of 29% of her 2014 base pay.

As such, the AIC award to Mrs. Farrell for 2014, recommended by the HRC to the Board and approved in February 2015, was $1,105,088 (i.e. 129% of target, or 116% of her 2014 base pay). Mrs. Farrell elected to receive the full amount in DSUs. Details of the annual incentive amount for 2014 are provided in column “f” of the “Summary Compensation Table.”

In addition to her AIC, Mrs. Farrell received the following in 2014:

•                  In connection with her appointment to CEO in 2012, Mrs. Farrell received a one-time equity grant of 1.5x her base salary of $950,000 (i.e. $1,425,000). The grant consisted of 50% PSOP units and 50% RSUs, which vested on December 15, 2014. As noted above, the Company did not achieve the required performance threshold for PSOP grants made in 2012, resulting in no payout. However, the RSUs vested and Mrs. Farrell received $409,672 before applicable taxes, which she then used the after-tax amount to purchase 23,600 common shares as traded on the TSX.

TransAlta Corporation 2015 Management Proxy Circular	62

Donald Tremblay – Chief Financial Officer

Mr. Tremblay joined the Company on March 31, 2014 as Chief Financial Officer. Prior to joining TransAlta, Mr. Tremblay held leadership positions at Brookfield Renewable Power as its Executive Vice-President, Corporate Development and previously its Chief Financial Officer.

Mr. Tremblay has 25 years of extensive financial experience. He has built a career that coupled an exceptionally strong foundation in accounting, controls and compliance with strategic abilities in capital markets, investor relations and corporate growth.

He holds a Bachelor of Applied Arts from the University of Quebec and has a chartered accountant designation.

The following table summarizes Mr. Tremblay’s actual performance for the 2014 AIC and details the incentive earned against each goal:

2014 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Goals
FFO	$760m	15%	$762m	103%	15%
FCF (1)	$410m	7.5%	$430m	129%	10%
Availability	89.7%	7.5%	90.5%	180%	14%
Individual Goals		20%		130%	26%
Target		50%
Actual					65%

Note:

(1)           FCF is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

Mr. Tremblay’s 2014 AIC award was based on 60% corporate performance and 40% individual performance:

•                  Corporate performance was 129%, resulting in an equivalent factor of 39% of his 2014 base pay.

•                  Individual performance, as determined by the HRC in relation to his pre-established and quantifiable personal goals, was 130%, resulting in an equivalent factor of 26% of his 2014 base pay.

As such, the AIC award to Mr. Tremblay for 2014, recommended by the HRC to the Board and approved in February 2015, was $219,482 (i.e. 129% of target, or 65% of his 2014 base pay).  Details of the annual incentive amount for 2014 are provided in column “f” of the “Summary Compensation Table.”

In addition to his AIC, Mr. Tremblay received the following in 2014:

•                  A one-time RSU grant of $200,000, as well as a one-time sign-on bonus of $200,000, upon being appointed Chief Financial Officer on March 31, 2014. The units will fully vest on April 1, 2016.

63	TransAlta Corporation 2015 Management Proxy Circular

Brett M. Gellner – Chief Investment Officer

Mr. Gellner became our Chief Investment Officer on March 31, 2014. Prior thereto, he was the Company’s Chief Financial Officer from 2010 to 2014, and was Vice-President, Commercial Operations from 2008 to 2009. He is responsible for all financial policy, planning and reporting, as well as M&A, business development, tax, treasury, risk management, internal audit and investor relations.

Mr. Gellner has significant experience in finance, valuation, economics, mergers and acquisitions, and commercial agreements. He also has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group. In this role, he was involved in numerous transactions including leveraged buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly-traded company, and with a major international consulting firm.

Mr. Gellner has a Master’s degree in applied economics from the University of Alberta and has a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

The following table summarizes Mr. Gellner’s actual performance for the 2014 AIC and details the incentive earned against each goal:

2014 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Goals
FFO	$760m	15%	$762m	103%	15%
FCF (1)	$410m	7.5%	$430m	129%	10%
Availability	89.7%	7.5%	90.5%	180%	14%
Individual Goals		20%		130%	26%
Target		50%
Actual					65%

Note:

(1)           FCF is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

Mr. Gellner’s 2014 AIC award was based on 60% corporate performance and 40% individual performance:

•                  Corporate performance was 129%, resulting in an equivalent factor of 39% of his 2014 base pay.

•                  Individual performance, as determined by the HRC in relation to his pre-established and quantifiable personal goals, was 130%, resulting in an equivalent factor of 26% of his 2014 base pay.

As such, the AIC award to Mr. Gellner for 2014, recommended by the HRC to the Board and approved in February 2015, was $323,500 (i.e. 129% of target, or 65% of his 2014 base pay).  Details of the annual incentive amount for 2014 are provided in column “f” of the “Summary Compensation Table.”

In addition to his AIC, Mr. Gellner received the following in 2014:

•                  A one-time RSU grant of $100,000 in recognition of Mr. Gellner’s outstanding performance and leadership in executing TransAlta Renewables. The units will fully vest on January 1, 2016.

TransAlta Corporation 2015 Management Proxy Circular	64

John H. Kousinioris – Chief Legal and Compliance Officer

Mr. Kousinioris joined the Company on December 3, 2012 and is responsible for directing TransAlta’s legal affairs, regulatory compliance and governance matters.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP.  He has over 20 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Mr. Kousinioris has a Bachelor of Arts degree from the University of Western Ontario, a Masters of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University.

The following table summarizes Mr. Kousinioris’ actual performance for the 2014 AIC and details the incentive earned against each goal:

2014 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Goals
FFO	$760m	15%	$762m	103%	15%
FCF (1)	$410m	7.5%	$430m	129%	10%
Availability	89.7%	7.5%	90.5%	180%	14%
Individual Goals		20%		125%	25%
Target		50%
Actual					64%

Note:

(1)           FCF is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

Mr. Kousinioris’ 2014 AIC award was based on 60% corporate performance and 40% individual performance:

•                  Corporate performance was 129%, resulting in an equivalent factor of 39% of his 2014 base pay.

•                  Individual performance, as determined by the HRC in relation to his pre-established and quantifiable personal goals, was 125%, resulting in an equivalent factor of 25% of his 2014 base pay.

As such, the AIC award to Mr. Kousinioris for 2014, recommended by the HRC to the Board and approved in February 2015, was $302,575 (i.e. 127% of target, or 64% of his 2014 base pay).  Details of the annual incentive amount for 2014 are provided in column “f” of the “Summary Compensation Table.”

In addition to his AIC, Mr. Kousinioris received the following in 2014:

•                  A cash amount equal to $250,000 on January 1, 2014. This reflects the second half of his sign-on bonus of $500,000 (the first half was paid on January 1, 2013).

•                  A one-time RSU grant of one times his base salary of $475,000, effective June 6, 2014. This grant was in recognition of Mr. Kousinioris’ critical role in the execution of our corporate objectives.  The units have a ratable vesting schedule, with the first tranche vesting on January 1, 2015 and the second tranche vesting on January 1, 2016.  Additionally, the units will be paid in shares, which must be held until his share ownership requirement is met.

65	TransAlta Corporation 2015 Management Proxy Circular

Cynthia Johnston – Executive Vice-President, Corporate Services

Ms. Johnston is Executive Vice-President for Corporate Services at TransAlta, responsible for IT, Supply Chain Management, Engineering & Construction, Land and the Company’s Project Management Office. She was formerly Vice-President of Renewable Operations, accountable for TransAlta’s wind and hydro generation operations across five Canadian provinces.

In addition, Ms. Johnston is President of TAMA Transmission, where she oversees the TransAlta-MidAmerican partnership that focuses on competitive transmission projects in Alberta. With 27 years in the energy industry, Ms. Johnston brings a skilled and diverse experience in operations, strategic planning, complex project management, stakeholder relations, economic analysis and regulation to her role.

Preceding TransAlta, she spent over five years with FortisAlberta Inc., leading regulatory and legal affairs. Prior to Fortis, Ms. Johnston was Vice-President, Transmission at TransAlta.

Ms. Johnston has a Bachelor of Arts in Economics from the University of Calgary and a Master’s in Applied Economics from the University of Victoria. She has previously served on the Lethbridge College Board of Governors, the Big Brothers and Big Sisters Calgary & Area Board of Directors, as well as the Alberta Mentor Foundation for Youth.

The following table summarizes Ms. Johnston’s actual performance for the 2014 AIC and details the incentive earned against each goal:

2014 Corporate / Individual Goals	TARGET		ACTUAL
	Target	% of Base Pay	Actual	% Achieved	% of Base Pay
Corporate Goals
FFO	$760m	15%	$762m	103%	15%
FCF (1)	$410m	7.5%	$430m	129%	10%
Availability	89.7%	7.5%	90.5%	180%	14%
Individual Goals		20%		135%	27%
Target		50%
Actual					66%

Note:

(1)           FCF is measured as FFO less sustaining capital (excludes payments to non-controlling interests and dividends on preferred shares).

Ms. Johnston’s 2014 AIC award was based on 60% corporate performance and 40% individual performance:

•                  Corporate performance was determined at 129%, resulting in an equivalent factor of 39% of her 2014 base pay.

•                  Individual performance, as determined by the HRC in relation to her pre-established and quantifiable personal goals, was 135%, resulting in an equivalent factor of 27% of her 2014 base pay.

As such, the annual incentive award to Ms. Johnston for 2014 recommended by the HRC to the Board and approved in February 2015 was $197,100 (i.e. 131% of target, or 66% of her 2014 base pay).  Details of the annual incentive amount for 2014 are provided in column “f” of the “Summary Compensation Table.”

In addition to her AIC, Ms. Johnston received the following in 2014:

•                  A one-time RSU grant of one times her base salary of $300,000, effective June 6, 2014. This grant was in recognition of Ms. Johnston’s critical role in the execution of our corporate objectives. The units have a ratable vesting schedule, with the first tranche vesting on January 1, 2015 and the second tranche vesting on January 1, 2016. Additionally, the units will be paid in shares, which must be held until her share ownership requirement is met.

TransAlta Corporation 2015 Management Proxy Circular	66

Performance Graph

This graph and table compare the return on the Company’s common shares for the period 2010 through 2014, assuming a $100 initial investment at December 31, 2009, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index. The graph and table also compare the Company’s return to the  total compensation of our NEOs, which shows a strong correlation between our share performance and realizable pay.

Investment	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14
TransAlta	$100	$73	$77	$59	$57	$48
S&P/TSX Composite	$100	$150	$133	$138	$152	$163
NEO 3-year average reported compensation	$12,773,939	$10,750,034	$9,788,593	$10,872,143	$11,459,097	$11,288,041
NEO 3-year average realizable compensation	$13,376,180	$13,416,264	$10,440,265	$7,916,028	$7,415,461	$7,402,648

Executive compensation, and particularly that of the CEO, is heavily weighted towards at-risk compensation which provides for performance based pay.  Our compensation program is designed to encourage executive performance toward the achievement of shareholder value as measured by TSR.  The Company’s share price performance has not been strong recently, which has resulted in below-target compensation for our executives, demonstrating that pay outcomes are aligned with performance. The HRC has confidence that the CEO, along with her executive team, will successfully lead TransAlta to deliver on its long-term strategy and to generate sustainable value for the Company and its shareholders.

67	TransAlta Corporation 2015 Management Proxy Circular

Summary Compensation Table

The following table sets forth the annual compensation received by the NEOs during the 2012, 2013 and 2014 financial years.  For a description of the plans and programs addressed in this table, you may refer to the section above entitled “Compensation Discussion and Analysis” or for retirement arrangements you may refer to the section below entitled “Retirement Plan Benefits”.

Name and	Year	Salary	Share	Option	Non-equity Incentive Plan		Pension	All Other	Total
Principal Position			Based	Based	Compensation (7)		Value (10)	Compensation	Compensation
			Awards (6)	Awards				(11)
		($)	($)	($)	($)		($)	($)	($)

(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual Incentive Plan (8)	Long-term Incentive Plans (9)
D.L. Farrell (1) President and Chief Executive Officer	2014	950,000	2,090,000	0	1,105,088	0	304,400	70,000	4,519,487
	2013	950,000	2,090,038	0	421,088	0	423,800	70,000	3,954,926
	2012	949,722	3,040,543	0	688,275	0	910,400	70,000	5,658,940
D. Tremblay (2) Chief Financial Officer	2014	339,231	621,634	0	219,482	0	137,400	259,562	1,577,309
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
B.M. Gellner (3) Chief Investment Officer	2014	500,000	975,000	0	323,500	0	127,400	26,000	1,951,900
	2013	500,000	1,624,946	0	188,500	0	151,800	26,000	2,491,246
	2012	500,000	625,345	0	257,250	0	131,400	26,000	1,539,995
J.H. Kousinioris (4) Chief Legal and Compliance Officer	2014	475,000	1,068,750	0	302,575	0	147,400	276,000	2,269,725
	2013	475,000	593,762	0	150,575	0	166,800	276,000	1,662,137
	2012	39,583	0	0	0	0	17,000	1,333	57,916
C. Johnston (5) Executive Vice-President, Corporate Services	2014	300,000	675,000	0	197,100	0	67,400	26,000	1,265,500
	2013	300,000	375,000	0	95,100	0	83,800	26,000	879,900
	2012	300,000	300,000	0	156,600	0	76,400	26,000	859,000

Notes:

(1)     Mrs. Farrell was appointed President and CEO of the Company effective January 2, 2012. Upon appointment, she received a one-time equity grant of $1,425,000 (i.e. 1.5x her base salary). The grant consisted of 50% PSOP units (which vested on December 31, 2014) and 50% RSUs (which vested on December 15, 2014).

(2)     Mr. Tremblay was appointed CFO on March 31, 2014. Upon appointment, he received a one-time RSU grant of $200,000, as well as a one-time sign-on bonus of $200,000. The RSUs will fully vest on April 1, 2016.

(3)     Mr. Gellner was promoted to CIO on August 20, 2013. In 2013, he received a one-time equity grant of $750,000 (i.e. 1.5x his base salary). The grant consisted of 50% RSUs and 50% PSUs, each vesting on January 1, 2016. In 2014, he received a one-time RSU grant of $100,000 that vests on January 1, 2016.

(4)     Mr. Kousinioris was appointed Chief Legal and Compliance Officer on December 3, 2012. Upon appointment, he received a one-time sign-on bonus of $500,000. The bonus was paid 50% in January 2013 and 50% in January 2014. On June 6, 2014, Mr. Kousinioris received a one-time RSU grant of one times his base salary of $475,000. The units vest in two equal tranches on January 1, 2015 and January 1, 2016, and the after-tax value must be held in TransAlta shares until his share ownership guideline is met.

(5)     Ms. Johnston was appointed EVP, Corporate Services on September 1, 2011. On June 6, 2014, Ms. Johnston received a one-time RSU grant of one times her base salary of $300,000. The units vest in two equal tranches on January 1, 2015 and January 1, 2016, and the after-tax value must be held in TransAlta shares until her share ownership guideline is met.

(6)     Amounts in column (d) relate to the aggregate of the grant date fair value (“GDFV”) of units granted under the MTIP (2014 and 2013) and shares granted under the PSOP (2012).

•      MTIP amounts reported in 2014 were based on the grant of units issued on January 1, 2014 for the period 2014 to 2016, using the closing price of the common shares on the TSX on December 31, 2013 of $13.48.

•      MTIP amounts reported in 2013 were based on the grant of units issued on January 1, 2013 for the period 2013 to 2015, using the closing price of the common shares on the TSX on December 31, 2012 of $15.12.

•      PSOP amounts reported in 2012 were based on the grant of units issued on January 1, 2012 for the period 2012 to 2014, using the closing price of the common shares on the TSX on December 31, 2011 of $21.02.

The GDFV of the PSOP awards differ from the fair values determined in accordance with IFRS 2 Share-based Payment. For financial statement purposes, the accounting fair value is adjusted to the period-end closing price of the common shares on the TSX, and is recognized over the periods in which the grants are earned.

(7)     Amounts reported in column (f) relate to cash payments made under the AIC.

(8)     Annual Incentive Plan amounts reported in 2014, 2013 and 2012 relate to the performance level achieved in each of those years against the AIC goals.

(9)     No long-term non-equity incentive plan payments were made to the NEOs in 2014, 2013 or 2012.

(10)    Amounts in column (g) are the sum of the compensatory amounts related to the DC Pension Plan, and the SPP.

(11)    Amounts in column (h) relate to car allowances and annual perquisite allowance. For Mr. Tremblay, column (h) also includes his $200,000 sign-on bonus and a $37,500 moving allowance. For Mr. Kousinioris, column (h) also includes his $500,000 sign-on bonus (50% paid January 1, 2013 and 50% paid January 1, 2014).

TransAlta Corporation 2015 Management Proxy Circular	68

Other Required Disclosure

Incentive Plan Awards - Outstanding Share Awards

The following table details all equity-based compensation which has been granted to the NEOs as at December 31, 2014 and that vests in future years:

SHARE-BASED AWARDS
Name	Grant Date	Vesting Date	Number of shares or units of shares that have not vested (1)		Market or payout value of share awards that have not vested (2) ($)		Market or payout value of vested share- based awards that have not yet been paid out or distributed (aggregate market value or payout value) ($)
			PSOPs/ PSUs	RSUs	PSOPs/ PSUs	RSUs
D.L. Farrell	Jan. 1, 2014	Jan. 1, 2017	107,875	53,938	$1,134,845	$567,428	$0
	Jan. 1, 2013	Jan. 1, 2016	104,398	52,205	$1,098,267	$549,197	$0
	Jan. 2, 2012	Jan. 1, 2015	110,750	0	$1,165,090	$0	$0
Total			323,023	106,143	$3,398,202	$1,116,624	$0
D. Tremblay (3)	Mar. 31, 2014	Jan. 1, 2017	21,475	26,869	$225,917	$282,662	$0
	Jan. 1, 2013	Jan. 1, 2016	N/A	N/A	N/A	N/A	N/A
	Jan. 1, 2012	Jan. 1, 2015	N/A	N/A	N/A	N/A	N/A
Total			21,475	26,869	$225,917	$282,662	$0
B.M. Gellner (4)	Jan. 1, 2014	Jan. 1, 2017	45,160	30,222	$475,083	$317,935	$0
	Jan. 1, 2013	Jan. 1, 2016	71,804	49,950	$755,378	$525,474	$0
	Jan. 1, 2012	Jan. 1, 2015	29,750	0	$312,970	$0	$0
Total			146,714	80,172	$1,543,431	$843,409	$0
J.H. Kousinioris (5)	Jan. 1, 2014	Jan. 1, 2017	30,643	51,097	$322,364	$537,540	$0
	Jan. 1, 2013	Jan. 1, 2016	29,660	14,830	$312,023	$156,012	$0
	Jan. 1, 2012	Jan. 1, 2015	N/A	N/A	N/A	N/A	N/A
Total			60,303	65,927	$634,388	$693,552	$0
C. Johnston (6)	Jan. 1, 2014	Jan. 1, 2017	19,360	32,271	$203,667	$339,486	$0
	Jan. 1, 2013	Jan. 1, 2016	18,727	9,369	$197,008	$98,562	$0
	Jan. 1, 2012	Jan. 1, 2015	14,300	0	$150,436	$0	$0
Total			52,387	41,640	$551,111	$438,048	$0
Total			603,902	320,751	$6,353,049	$3,374,295	$0

Notes:

(1)    This number shows PSU and RSU grants (i.e. MTIP Grants) made to the NEOs in 2013 and 2014 for the performance periods 2013 – 2016, and 2014 - 2017, as well as PSOP grants made to the NEOs in 2012 for the performance period 2012 to 2014, and assumes performance results at target. Actual PSU and PSOP awards may range from 0% to 200% based on actual performance. The number of PSUs and RSUs include accumulated dividend equivalents.

(2)    The values included in this table are calculated using the closing price of a TransAlta common share on the TSX on December 31, 2014 (i.e. the last trading day of 2014) of $10.52.

(3)    Mrs. Farrell’s 2012 equity grant information includes the one-time promotion award of $1,425,000 (i.e. 1.5x her base salary of $950,000) she received upon being appointed CEO on January 2, 2012. The grant consisted of 50% PSOP units and 50% RSUs. The RSUs vested on December 15, 2014 and are therefore captured in the next section (i.e. “Incentive Plan Awards – Value Vested During the Year”) of this proxy circular.

(4)    Mr. Tremblay’s 2014 equity grant information includes the one-time RSU grant of $200,000 he received upon being appointed CFO on March 31, 2014. The units fully vest on January 1, 2016.

(5)    Mr. Gellner’s 2014 equity grant information includes the one-time RSU grant of $100,000 he received for his outstanding performance and leadership in executing TransAlta Renewables. The units will fully vest on January 1, 2016. Included in his 2013 equity grant information is the one-time grant of $750,000 (50% RSUs and 50% PSUs) that will fully vest on January 1, 2016.

(6)    Mr. Kousinioris’ 2014 equity grant information includes the one-time RSU grant of $475,000 (i.e. one times his base salary) he received on June 6, 2014 for his outstanding execution in achieving our corporate objectives. The units vest in in two equal tranches on January 1, 2015 and January 1, 2016, and the after-tax value must be held in TransAlta common shares until his share ownership guideline is met.

(7)    Ms. Johnston’s 2014 equity grant information includes the one-time RSU grant of $300,000 (i.e. one times her base salary) she received on June 6, 2014 for her outstanding execution in achieving our corporate objectives. The units vest in two equal tranches on January 1, 2015 and January 1, 2016, and the after-tax value must be held in TransAlta common shares until her share ownership guideline is met.

69	TransAlta Corporation 2015 Management Proxy Circular

INCENTIVE PLAN AWARDS – VALUE VESTED DURING THE YEAR

The following table sets forth all variable compensation including equity-based and non-equity-based compensation that vested to the NEOs in 2014:

Name	Share Based Awards – value vested during the year		Non-equity Incentive Plan compensation – value earned during the year
	PSOPs (1)	RSUs	AIC (2)
	($)	($)	($)
D.L. Farrell (3)	$0	$409,672	$1,105,088
D. Tremblay	$0	$0	$219,482
B.M. Gellner	$0	$0	$323,500
J.H. Kousinioris	$0	$0	$302,575
C. Johnston	$0	$0	$197,100

Notes:

(1)    As the Company did not meet the metrics under the PSOP plan for the 2012 to 2014 grant cycle, no amount was payable.

(2)    The amounts disclosed in this column relate to payments made with respect to 2014 under the AIC and are also included in column (f) of the “Summary Compensation Table.”

(3)    Mrs. Farrell’s RSUs payment is in relation to the one-time equity grant she received upon appointment to CEO (i.e. 1.5x base salary of $950,000, 50% in PSOP units and 50% in RSUs). Mrs. Farrell used the after-tax value she received to buy 23,600 TransAlta common shares as traded on the TSX.

TOTAL VALUE OF EQUITY HOLDINGS AT MARCH 4, 2015

Name	Total Value of Equity Holdings
	Shares (1)	RSUs (1,2)	DSUs (1)(3)	Total
	($)	($)	($)	($)
D.L. Farrell	1,542,459	1,243,350	397,857	3,183,666
D. Tremblay	610,560	314,741	0	925,301
B.M. Gellner	675,095	940,371	0	1,615,466
J.H. Kousinioris	127,826	562,728	0	690,554
C. Johnston	112,723	355,420	0	468,143

Notes:

(1)    Based on the closing price of our common shares on the TSX at March 4, 2015 of $11.52.

(2)    This column includes unvested RSUs as well as vested RSUs that have not yet been paid. All RSUs include the value of dividend equivalent units allocated under the terms of the plan.

(3)    This column does not include the value of Mrs. Farrell’s DSUs for her 2014 AIC, which she elected to receive as DSUs.

TransAlta Corporation 2015 Management Proxy Circular	70

Retirement Plan Benefits

All employees, including the NEOs, participate in a defined contribution plan (the “DC Plan”) registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act.  All employees who have pensionable earnings over the Income Tax Act (Canada) ceiling of approximately $224,000 per year also participate in our defined benefit, non-registered supplementary pension plan (the “SPP”).  Retirement benefits provided by the DC Plan and the SPP are summarized below.

Defined Contribution Plan

Our DC Plan is a non-contributory plan.  On behalf of employees, we contribute ten per cent of employees’ pensionable earnings (base pay and annual incentive payment) to the plan.  In 2014, the maximum annual contribution was $22,437 (90% of the CRA maximum).  Contributions are deposited to individual employee / member accounts and invested in accordance with their investment direction.  Account balances grow with investment earnings and contributions.  A member who leaves the Company prior to age 55 is eligible to transfer their account balance to a personal, locked-in account.  Members are eligible to retire after age 55.

The following table details the accumulated value of each NEO’s DC Plan contributions as at December 31, 2014:

Name	Accumulated Value at Start of year	Compensatory	Non-Compensatory	Accumulated Value at End of Year
	($)	($)	($)	($)
D.L. Farrell	193,775	22,437	19,434	235,646
D. Tremblay	-	22,437	1,081	23,518
B.M. Gellner	156,915	22,437	15,722	195,074
J.H. Kousinioris	29,227	22,437	3,949	55,613
C. Johnston	109,981	22,437	13,805	146,223

Supplemental Pension Plan - Defined Benefit Plan (“SPP”)

To compensate employees who are affected by the pension limits imposed under the Income Tax Act (Canada), and by the cap on pensionable earnings under the DC Plan, we have adopted an SPP.  The SPP is a non-contributory plan and is funded by the Company.

The SPP provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the average DC Plan pensionable earnings limit.  Final average pensionable earnings are calculated as the highest five-year average in the member’s last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service.  Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension.  Other retiring members receive a monthly pension that is reduced by 5/12 of 1% for each month that their early retirement date precedes their unreduced retirement date.  A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension.  Pensions are payable for the member’s lifetime, and at least 60 monthly payments are guaranteed.  Members may select an optional form of payment.  If the member is a U.S. tax payer, he or she is required to select an optional form.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension.  The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

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The following table details the estimated value to the NEOs under the SPP as of December 31, 2014, and shows our accrued obligation as of that date.

Name	Number of Years of Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year	Compensatory	Non- Compensatory	Accrued Obligation at End of Year
		At Year End	At Age 65
	(#)	($)	($)	($)	($)	($)	($)
D.L. Farrell	7.42	194,000	461,000	3,192,000	282,000	773,000	4,247,000
D. Tremblay	0.75	8,000	173,000	0	95,000	20,000	115,000
B.M. Gellner	6.33	60,000	191,000	814,000	105,000	217,000	1,136,000
J.H. Kousinioris	2.08	20,000	161,000	152,000	125,000	69,000	346,000
C. Johnston	5.08	22,000	73,000	299,000	45,000	87,000	431,000

Assumptions:

•       An annual discount rate of 3.75% in measuring the accrued pension liability at December 31, 2014;

•       A rate of salary scale increase of 3% before taking into account the limits on final average earnings;

•       Assumed retirement rates reflecting TransAlta’s Pension Plan experience; and

•       A rate of escalation of DC earnings limits applied 2.5% used in determining final average pensionable earnings under the SPP.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Our NEOs are subject to the same terms and conditions as all other employees of the Company for voluntary termination, retirement or permanent disability, and termination for cause.  The terms are as follows:

Voluntary or Termination for Cause

In the event of termination for cause, an employee receives payment of any outstanding base pay and payment in lieu of any unused accrued vacation up to the last day of work.  No other compensation is paid.

Retirement or Permanent Disability or Death

In the event of retirement or permanent disability or death, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

•                  payment of AIC at target, prorated from the beginning of the year to the date of retirement, permanent disability or death;

•                  compensation in lieu of RSUs, pro-rated for the percentage of the grant period(s) elapsed between date of grant and date of retirement, permanent disability or death; and

•                  compensation in lieu of PSUs, pro-rated for the percentage of the grant period(s) elapsed between date of grant and date of retirement, permanent disability or death. PSUs will also be adjusted using the lower of target performance and estimated performance to the end of the quarter preceding the participant’s retirement, permanent disability or death.

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EXECUTIVE ARRANGEMENTS

In keeping with market practice for senior-level positions within the Comparator Group, we have entered into individual agreements with the NEOs which provide payments over and above our standard policies in the event of involuntary termination without cause and termination without cause in the event of a change of control.

Involuntary Termination without Cause

The following lump sum payments will be made to the Executive instead of our standard policies:

•                  an amount equal to 24 months of base salary for the CEO and 18 months for all other NEOs;

•                  an amount equal to 24 months of AIC at target for the CEO and 18 months for all other NEOs;

•                  an amount equal to the grant of additional MTIP units for the year subsequent to termination;

•                  unvested MTIP units vest at 100% of target for the CEO, and unvested MTIP units for all other NEOs are subject to the plan provisions;

•                  an amount equal to 24 months of additional contributions to the Company’s DC Plan and the SPP for the CEO, and 18 months for all other NEOs;

•                  reimbursement of up to $10,000 for the CEO and up to $5,000 for all other NEOs for expenses incurred in obtaining financial or tax advice; and

•                  payment for outplacement services if requested.

Under the agreements, following an involuntary termination, the Executive may not use or disclose any information about the Company that is confidential, without our consent except as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our employees, consultants, clients or customers.

The following table outlines the payments to each NEO upon involuntary termination as at December 31, 2014:

Name	Severance Period	Amount of Base Pay	Annual Incentive Calculated at Target	Benefits	Additional Pension Value	PSU Value	Other	Total
	(# of months)	($)	($)	($)	($) (1)	($) (2)	($) (3)	($)
D.L. Farrell	24	1,900,000	1,710,000	418,000	1,750,000	3,626,445	1,813,291	11,217,736
D. Tremblay	18	675,000	337,500	108,000	230,000	450,306	470,162	2,270,968
B.M. Gellner	18	750,000	375,000	120,000	385,000	1,245,280	1,135,076	4,010,356
J.H. Kousinioris	18	712,500	356,250	114,000	251,000	711,304	891,469	3,036,522
C. Johnston	18	450,000	225,000	72,000	183,000	449,228	464,486	1,843,714
Total		4,487,500	3,003,750	832,000	2,799,000	6,482,562	4,774,483	22,379,296

Notes:

(1)    Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include the value of pensionable service credits for the severance period.

(2)    PSU values for all NEOs, with the exception of Mrs. Farrell, and as defined in the Share Unit Plan, have been prorated where appropriate to reflect the time in the plan. The amounts have been calculated using the closing price of the common shares of the Company on December 31, 2014 (the last trading day of 2014) of $10.52.

(3)    Includes compensation in lieu of RSU plan participation. The amounts have been calculated using the closing price of the common shares of the Company on December 31, 2014 (the last trading day of 2014) of $10.52.

73	TransAlta Corporation 2015 Management Proxy Circular

Termination in the Event of a Change of Control

Change of Control agreements are in place with each NEO.  The agreements incorporate a “double trigger”, whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the NEO will have the right to receive the equivalent of 24 months of compensation.  This agreement applies to all NEOs and is designed to compensate the individuals as they would be compensated at common-law upon a termination of employment without cause. The agreements provide the following:

•                  an amount equal to 24 months of base salary for all NEOs;

•                  an amount equal to 24 months of AIC at target for all NEOs;

•                 an amount equal to the grant of additional MTIP units for the year subsequent to termination;

•                 unvested MTIP units vest at 100% of target for all NEOs;

•                 an amount equal to 24 months of additional contributions to the Company’s DC Plan and SPP for all NEOs;

•                 reimbursement of up to $10,000 for expenses incurred in obtaining financial or tax advice; and

•                 payment for outplacement services if requested.

Under the agreements, following termination due to a change of control, the NEO may not use or disclose any information about the Company that is confidential, without our consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries’ employees, consultants, clients or customers.

The following table outlines the payments to each NEO upon a change of control and termination of employment or constructive dismissal as at December 31, 2014:

Name	Severance Period	Amount of Base Pay	Annual Incentive Calculated at Target	Benefits	Additional Pension Value	PSU Value	Other	Total
	(# of months)	($)	($)	($)	($) (1)	($) (2)	($) (3)	($)
D.L. Farrell	24	1,900,000	1,710,000	418,000	1,750,000	3,626,445	1,813,291	11,217,736
D. Tremblay	24	900,000	450,000	144,000	307,000	600,917	470,162	2,872,079
B.M. Gellner	24	1,000,000	500,000	160,000	499,000	1,813,795	1,135,076	5,107,871
J.H. Kousinioris	24	950,000	475,000	152,000	336,000	1,030,221	891,469	3,834,690
C. Johnston	24	600,000	300,000	96,000	247,000	650,675	464,486	2,358,161
Total		5,350,000	3,435,000	970,000	3,139,000	7,722,053	4,774,483	25,390,537

Notes:

(1)   Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include the value of additional pensionable service credits for the severance period.

(2)   PSU values for all NEOs have been calculated based on the terms of their executive Change in Control agreements. The amounts have been calculated using the closing price of the common shares of the Company on December 31, 2014 (the last trading day of 2014) of $10.52.

(3)   Includes compensation in lieu of RSU plan participation. The amounts have been calculated using the closing price of the common shares of the Company on December 31, 2014 (the last trading day of 2014) of $10.52.

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EMPLOYEE SHARE OPTION PLAN

We have an employee share option plan which forms part of the incentive compensation program for employees below the level of manager.  The plan provides for grants of 500 options to full-time employees and 250 options to part-time employees from time to time.  Executives and directors do not participate in this plan.  The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the plan which will not exceed the maximum number of shares the Company has allocated under the plan.  The term of each option is 10 years, and the options vest on a schedule of 25% per year over a period of four years.

The Company granted options to eligible employees in 2010, but no options have been granted since. Options are granted to employees in Canada and the U.S. and are priced in accordance with the provisions of the plan in the currency where the employee resides.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options; to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier.  In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

There were no options exercised in 2014.

EQUITY COMPENSATION PLAN INFORMATION AS AT DECEMBER 31, 2014

At December 31, 2014, there were 1.4 million options to purchase shares outstanding, all of which were exercisable as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders

Share Option Plan	1.40 million (1)	$26.20 (3)	5 million
PSOP	0 (2)		0
Total	1.40 million		5 million

Notes:

(1)   Outstanding under the Option Plan for both Canadian and U.S. participants.

(2)   As the Company did not achieve threshold for the 2012 – 2014 PSOP grant, there was no award made in 2014 with respect to the 2012 PSOP grant.

(3)   Weighted-average exercise price of shares outstanding under the Share Option Plan.

EMPLOYEE SHARE PURCHASE PLAN

In April 2000 we implemented an Employee Share Purchase Plan (“ESPP”), which provides an interest-free loan for employees (below the Vice-President level) the opportunity to purchase common shares of the Company on the open market.  Senior management, including all Executives, cannot participate in this plan.  Loans provided to employees under this plan cannot exceed 30% of their annual base salary.  In the case of a termination of employment, the employee has sixty days to settle his/her account.

As at December 31, 2014, 1.507 million shares had been purchased by employees under this plan.

LOANS TO DIRECTORS AND OFFICERS

We do not make loans to our directors and officers.  Therefore, no loans were outstanding to our directors and officers in 2014.

75	TransAlta Corporation 2015 Management Proxy Circular

DIRECTORS AND OFFICERS INSURANCE

We have directors and officers liability insurance, with an annual aggregate policy limit of US$150 million for all directors and officers of the Company and its subsidiaries.  In 2014, the annual cost of this coverage was approximately US$725,862 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  We are reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder, whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta March 9, 2014	Maryse C. St.-Laurent Vice-President Legal and Corporate Secretary

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APPENDIX “A”

CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

1(a)	Identity of directors who are independent (all except for President and CEO)	Majority 9 of 10
1(b)	Identity of non-independent directors	President and CEO
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our President and CEO, none involving compensation committees)	See table on page 29
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent chair of the board	Yes
1(g)	Attendance record for each director	See table on page 20
2	Disclose text of board’s written mandate	Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes
4(b)	Continuing education program for directors	Yes
5(a)	Written code of conduct for directors, officers and employees	Yes
5(b)	Board ensures directors exercise independent judgment	Yes
5(c)	Board promotes a culture of ethical business conduct	Yes
6(a)	Board has process to identify new candidates for board nomination	Yes
6(b)	Nominating committee composed of entirely independent directors	Yes
6(c)	Describe responsibilities, powers and operation of nominating committee	See GEC on page 35
7(a)	Process by which board determines compensation for directors and officers	See page 39
7(b)	Compensation committee composed of entirely independent directors	Yes
7(c)	Describe responsibilities, powers and operation of compensation committee	See HRC on page 37
7(d)	Identify advisors retained to assist in determining compensation for directors or officers and summarize mandate for which they were retained and nature of any other work requested	See page 56
8	Identify standing committees other than audit, compensation and nominating and describe their function	None
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 31
10

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal

See page 21

TransAlta Corporation 2015 Management Proxy Circular	A-1

11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 28
12

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board

See page 28
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 28
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 28
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 28
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 28
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 28

NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta’s corporate governance practices do not differ from those of the NYSE.

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APPENDIX “B”

TRANSALTA CORPORATION
GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.                                   INTRODUCTION

The Board of Directors (the “Board”) is responsible for overseeing the management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”).  The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders.  Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO (the “CEO”) and the senior management team the day-to-day leadership and management of the Company.  The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.                                   BOARD ORGANIZATION AND MEMBERSHIP

1)                                     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO.  The Chair is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected to the Board annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)                                     Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, its committees, the CEO and the Company generally.

3)                                     Size of the Board

It is the view of the Board that 10 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)                                     Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.  The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

TransAlta Corporation 2015 Management Proxy Circular	B-1

As a matter of policy, the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors.

5)                                     Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  Directors stand for election each year at the annual meeting of shareholders.  Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders’ meeting.  The resignation will be effective when accepted by the Board.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

6)                                     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background.  Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company.  The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company.  This information is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election.  The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings.

7)                                     Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company.

8)                                     New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours.   A comprehensive director’s manual is also provided to each new director.  The orientation of each new director is tailored to that director’s individual needs and areas of interest.  Specialized and independent training is also available from professional organizations if required or requested.

9)                                     Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place.  The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the

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Company’s facilities and suppliers and participate in management presentations on the operations of different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

10)                              Retirement Age, Tenure and Succession

The retirement age for Board directors is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors appointed to the Board.  The Board may, at its discretion, extend the term of a director beyond the limitations provided if it is deemed that the Company and the Board would benefit from the continued service of the director.

The Committee reviews annually the retirement dates of directors.  In this review, the Committee considers the size and composition of the Board and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors, the need for continuity on the Board balanced against the need for new skills to address the direction of the Company.

11)                              Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada.  The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders.  A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company.  The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.                                   BOARD MEETINGS AND MATERIALS

1)                                     Agendas and Materials

The Chair and the CEO, together with the Vice-President Legal and Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting.  Any Board member may suggest the inclusion of additional items on the agenda.

2)                                     Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)                                    Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

TransAlta Corporation 2015 Management Proxy Circular	B-3

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting.  The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

D.                                   COMMITTEE ORGANIZATION AND MEETINGS

1)                                     Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit and Risk, Human Resources and Governance and Environment.  The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)                                     Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3)                                     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee’s Charter) of committee meetings.  The Audit and Risk Committee meets at least quarterly.  Each committee reports to the Board with respect to the proceedings of its meetings.  The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)                                     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Vice-President Legal and Corporate Secretary, develops the committee’s agendas.  Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

E.                                   BOARD AND MANAGEMENT RESPONSIBILITIES

1)                                     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)                                     Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the CEO and HRC, the appointment of the senior management team.

3)                                     Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board.  The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board.  The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

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4)                                     Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan.  It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)                                     Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to management’s authority and also delineates the areas of responsibility that require the involvement of the Board.  Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)                                     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and succession planning to the HRC.  The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The HRC reviews and approves management’s succession plans and reports to the Board on these plans as required but at least annually.

7)                                     Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)                                         Enterprise Risk Management

The Board has delegated to the Audit and Risk Committee (the “ARC”) the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks.  These are construed within the risk appetite approved by the Board.  Management reviews quarterly with the ARC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable.  The ARC reports to the Board quarterly on this review.  The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii)                                      Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation.  Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable.  The Board has adopted a clawback policy to deter inappropriate risk-taking activities.  The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8)                                     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.  The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy

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marketing.  The Board, through the ARC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9)                                     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Vice-President Legal and Corporate Secretary or the Chief Legal and Compliance Officer before trading in TransAlta securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a disclosure policy which addresses the timely dissemination of all material information.  The policy also prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the chair of the ARC review and approve the release of financial information derived from the Company’s financial statements.  This policy is reviewed annually by the ARC and reported to the Board.

10)                              Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair.  The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.                                    EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)                                     Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)                                     Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for completion on an anonymous basis.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

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G.                                  COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS

1)                                     Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)                                     Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board through the use of a confidential Ethics Help-Line or by writing directly to the Board.  The contact information for communicating with the Board is published annually in the Company’s annual report.  Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company.  Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person.  TransAlta has also retained the services of Kingsdale Shareholder Services, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.

They may be reached at:

Phone:	North American Toll Free: 1.877.659.1820
Outside North America, Banks and Brokers Call Collect: 416.867.2272
Email:	contactus@kingsdaleshareholder.com
Facsimile:	416.867.2271 or 1.866.545.5580 (toll free)

TransAlta Corporation
110 - 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta
Canada T2P 2M1
403.267.7110
www.transalta.com

TransAlta™